Exhibit 99.2

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended September 30, 2026

(Expressed in thousands of U.S. dollars, except per share figures or otherwise stated)

Table of Contents

1	Core Business and Strategy	2
2	Second Quarter of Fiscal Year 2027 Highlights	3
3	Operating Performance	4
4	Investment in Associates	14
5	Overview of Financial Results	16
6	Liquidity, Capital Resources, and Contractual Obligations	23
7	Convertible Notes	26
8	Environmental Rehabilitation Provision	26
9	Silvertip Royalty Consideration	26
10	Risks and Uncertainties	27
11	Off-Balance Sheet Arrangements	48
12	Transactions with Related Parties	48
13	Alternative Performance (Non-GAAP) Measures	50
14	Material Accounting Policies, Judgments, and Estimates	63
15	Other MD&A Requirements	64
16	Outstanding Share Data	64
17	Disclosure Controls and Procedures	65
18	Management’s Report on Internal Control over Financial Reporting	65
19	Changes in Internal Control over Financial Reporting	66
20	Directors and Officers	66
Technical Information		66
Forward Looking Statements		66

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp”, the “Company”, "us", "we" or "our") performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2026 and the related notes contained therein. In addition, this MD&A should be read in conjunction with the Company's audited consolidated financial statements for the year ended March 31, 2026 and the related notes contained therein, the related MD&A, the Annual Information Form (available on SEDAR+ at www.sedarplus.ca), and the annual report on Form 40-F (available on EDGAR at www.sec.gov). The Company reports its financial position, financial performance and cash flows in accordance with the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Silvercorp’s material accounting policy information is set out in Note 2 of the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2025, as well as Note 2 of the audited consolidated financial statements for the year ended March 31, 2026. This MD&A refers to various alternative performance (non-GAAP) measures, such as adjusted earnings and adjusted earnings per share, earnings before interest, income tax, depreciation and amortization ("EBITDA") and EBITDA per share, adjusted EBITDA and adjusted EBITDA per share, free cash flow, working capital, silver equivalent, cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, cash cost per tonne, and all-in sustaining cost per tonne. Non-GAAP measures do not have standardized meanings under IFRS Accounting Standards. Accordingly, non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. To facilitate a better understanding of these measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to section 13, “Alternative Performance (Non-GAAP) Measures” of this MD&A for detailed descriptions and reconciliations. Figures may not add exactly due to rounding difference.

This MD&A is prepared as of November 5, 2026 and expressed in thousands of U.S. dollars, except share, per share, unit cost, and production data, or otherwise stated.

1.	Core Business and Strategy

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cash flow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound Environmental, Social and Governance (“ESG”) practices. Silvercorp operates several silver-lead-zinc and gold mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China.

On July 31, 2024, the Company acquired Adventus Mining Corporation ("Adventus") to gain access to the El Domo project, a pre-construction stage copper-gold project (the "El Domo Project"), and the Condor project, a development stage gold project (the "Condor Project"), both located in Ecuador. This has diversified Silvercorp's mining assets, expanded its geographical market presence in Latin America and reduced regional concentration risk. The Company is currently focusing on the construction of the El Domo Project. Production is currently targeted to commence in November 2027, with an updated estimated capital cost of $298.2 million, as announced by the Company on November 3, 2026, positioning El Domo as a potential source of robust free cash flow through its mine life and cost structure, subject to the risks described under "Risks and Uncertainties". For the Condor Project, the Company has completed a Preliminary Economic Assessment (“PEA”) and is advancing the environmental permitting process for exploitation, with ongoing exploration and feasibility work to further de-risk and optimize the project for future development.

On January 27, 2026, the Company completed the acquisition of a 100% interest in Chaarat ZAAV CJSC (“Chaarat ZAAV”) for cash consideration of $92 million. Chaarat ZAAV holds a 100% interest in the mining license hosting the fully-permitted Tulkubash and Kyzyltash gold projects as well as surrounding exploration licenses (27.42 square kilometres) hosting the Karator and Ishakuld gold zones (the “Tulkubash/Kyzyltash” project). On May 10, 2026, the Government of the Kyrgyz Republic extended the mining license validity period for the Tulkubash and Kyzyltash projects for 30 years from 2032 to 2062. In addition, the Company completed a restructuring under which the 30% free-carried interest in Chaarat ZAAV was transferred to Kyrgyzaltyn, an entity wholly-owned by the Kyrgyz Republic. The acquisition has diversified Silvercorp's mining assets and expanded its geographical market presence into Central Asia. Since completion, the Company has been advancing the fully permitted, pre-construction Tulkubash oxide-gold project toward completion of construction and start-up targeted for October 2027 and production launch targeted for early 2028.

The Company’s common shares are traded on the Toronto Stock Exchange ("TSX") and NYSE American under the symbol “SVM”.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

2.	Second quarter of Fiscal Year 2027 Highlights

·	Production results: Produced approximately 0.9 million ounces of silver, 1,371 ounces of gold, or approximately 1.0 million ounces of silver equivalent[1] during the quarter;

·	Revenue of $72.1 million, a decrease of 13% over the three months ended September 30, 2025 (“Q2 Fiscal 2026”) due to lower production, which was partially offset by an 82% higher average realized silver price of $61.83 per ounce and a 32% higher gold price of $3,955 per ounce;

·	Cash cost per ounce of silver[1] (net of by-product credits) was $2.14, and all-in sustaining cost per ounce of silver[1] (net of by-product credits) was $24.13, both affected by the safety system improvements which caused less metals to be produced and sold;

·	Adjusted earnings before interest, income tax, depreciation and amortization (“EBITDA”)[1] attributable to equity shareholders of $37.7 million, or $0.17 per share, compared to $38.3 million or $0.18 per share in Q2 Fiscal 2026;

·	Net income attributable to equity shareholders of $5.3 million, or $0.02 per share;

·	Adjusted earnings[1] attributable to equity shareholders of $18.4 million, or $0.08 per share, after excluding non-cash or one-time items, compared to $22.6 million or $0.10 per share in Q2 Fiscal 2026;

·	Cash flow from operating activities of $62.7 million, up $23.5 million, compared to $39.2 million in Q2 Fiscal 2026, including the $43.9 million draw-down from Wheaton in July 2026;

·	Mine Development & Construction: spent and capitalized $26.6 million on exploration, development, and equipment and facilities at the China operations, $14.6 million at the Ecuador operations, mainly for the development and construction of the El Domo mine, and $9.2 million for Chaarat ZAAV mine construction and drilling activities;

·	Free cash flow[1] generated of $4.7 million, down $6.7 million, compared to $11.4 million in Q2 Fiscal 2026 mainly due to the Company’s planned investments to build new mines;

·	Strong treasury position: ended the period with cash and cash equivalents and short-term investments of $383.7 million, a decrease of $3.4 million from the previous quarter, after $50.5 million of capital expenditures on mine construction. In addition, the portfolio of equity investments with a total market value of $428.0 million increased by $124.4 million from the previous quarter; and

·	Subsequent to September 30, 2026:

◦	completed an initial draw-down of RMB750 million (approximately US$112 million) under the RMB1.5 billion syndicated term loan facilities for general corporate purposes and to support the Company’s global working capital requirements; and

◦	on November 3, 2026, announced an updated El Domo construction budget of $298.2 million, an increase of $14.6 million from the prior budget, mainly due to diesel price increases following elimination of fuel subsidies in Ecuador and additional water management works, and a current targeted commencement of production in November 2027, mainly due to, among other factors, extended rainfall in the project region caused by Super El Niño.

1 Non-GAAP measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

3.	Operating performance

(a)	Consolidated operating performance

The following table summarizes consolidated operational information for the three and six months ended September 30, 2026 and 2025:

	Three months ended September 30,			Six months ended September 30,
Consolidated	2026	2025	Changes	2026	2025	Changes
Production Data
Ore Processed (tonnes)	213,797	341,251	-37%	600,250	699,475	-14%
Metal Production
Silver (million ounces)	0.9	1.7	(45)%	2.4	3.5	(31)%
Gold (ounces)	1,371	2,085	(34)%	3,907	4,135	(6)%
Silver equivalent (million ounces)#	1.0	1.8	(46)%	2.6	3.9	(31)%
Lead (million pounds)	7.8	14.2	(45)%	21.2	30.0	(29)%
Zinc (million pounds)	0.8	5.6	(85)%	5.2	10.9	(52)%
Costs Data (per ounce of silver, net of by-product credits) ($)#
Cash cost	2.14	(0.002)	107,041%	1.63	0.58	181%
All-in sustaining cost (“AISC”)	24.13	13.94	73%	20.49	13.70	50%
#Alternative performance (non-GAAP) measure. Please refer to section 13 for reconciliation.

(i)	Production

For the three months ended September 30, 2026 ("Q2 Fiscal 2027"), the Company produced approximately 0.9 million ounces of silver, 1,371 ounces of gold, or approximately 1.0 million ounces of silver equivalent, 7.8 million pounds of lead and 0.8 million pounds of zinc, representing production decreases of 45% (silver), 34% (gold), 46% (silver equivalent), 45% (lead) and 85% (zinc) over Q2 Fiscal 2026, due to the suspension of operations at the Ying Mining District relating to the safety system improvement works, and the suspension of mining at the GC Mine.

For the six months ended September 30, 2026, the Company produced approximately 2.4 million ounces of silver, 3,907 ounces of gold, or approximately 2.6 million ounces of silver equivalent, 21.2 million pounds of lead and 5.2 million pounds of zinc, representing production decreases of 31% (silver), 6% (gold), 31% (silver equivalent), 29% (lead) and 52% (zinc) over the same prior year period.

(ii)	Cash Costs[1]

In Q2 Fiscal 2027, the consolidated production cost ("cash cost") per ounce of silver, net of by-product credits, was $2.14, compared to negative $0.002 in Q2 Fiscal 2026. The increase was mainly due to i) higher unit fixed cost allocation as a result of a decrease of 46% in silver ounces sold; ii) a decrease of $9.9 million or 36% in by-product credits from revenue of non-silver metals; and iii) a 6% appreciation of the RMB against the USD in Q2 Fiscal 2027. The consolidated AISC per ounce of silver, net of by-product credits, was $24.13, up 73% compared to $13.94 in Q2 Fiscal 2026, mainly due to i) the increase in cash cost per ounce of silver as discussed above and ii) higher unit overhead costs allocation as a result of a decrease of 46% in silver ounces sold.

For the six months ended September 30, 2026, the consolidated cash cost per ounce of silver, net of by-product credits, was $1.63, up 181% compared to $0.58 in the same prior year period. The consolidated AISC per ounce of silver, net of by-product credits, was $20.49, up 50% compared to $13.70 in the same prior year period.

1 Non-GAAP measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(iii)	Exploration and Development

The following table summarizes the development work and capital expenditures in Q2 Fiscal 2027.

	Capitalized Expenditures
Capital	Ramps, Development Tunneling, and Other		Exploration Tunneling		Exploration Drilling		Plant and Equipment	Total
Expenditures	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)
Q2 Fiscal 2027
Ying Mining District	11,640	$11,115	10,139	$5,087	8,578	$333	$8,204	$24,739
GC Mine	60	111	121	114	—	—	475	700
El Domo	—	14,125	—	—	—	—	53	14,178
Condor	—	414	—	—	—	—	5	419
Kuanping	1,507	821	462	149	4,759	152	88	1,210
Chaarat ZAAV	—	2,527	—	—	25,414	4,516	2,200	9,243
Consolidated	13,207	$29,113	10,722	$5,350	38,751	$5,001	$11,025	$50,489
Q2 Fiscal 2026
Ying Mining District	8,879	$6,122	12,639	$5,271	34,767	$977	$822	$13,191
GC Mine	1,323	605	1,799	673	4,509	98	36	1,412
El Domo	—	9,941	—	—	—	—	265	10,206
Condor	—	670	—	—	251	42	—	712
Kuanping	831	736	613	221	—	—	220	1,178
Chaarat ZAAV	—	—	—	—	—	—	—	—
Consolidated	11,033	$18,073	15,051	$6,165	39,527	$1,116	$1,343	$26,698

Total capital expenditures in Q2 Fiscal 2027 were $50.5 million, up 89% compared to $26.7 million in Q2 Fiscal 2026, mainly due to the safety improvements at the Ying Mining District and the mine construction spending for the Chaarat ZAAV, El Domo and Kuanping projects.

For the Ying Mining District, capitalized expenditures for underground ramps, tunnels and drilling amounted to $16.5 million, plus $8.2 million for plant and equipment, of which approximately $7.2 million were incurred for the safety improvement works, compared to $12.4 million for underground ramps, tunnels and drilling and $0.8 million for plant and equipment in Q2 Fiscal 2026. Construction of the No. 3 mill continued, and total capital expenditures incurred were approximately $1.3 million in Q2 Fiscal 2027, with the foundations for the machine shop, crushed ore silo, and main plant completed, welding for the elevated water tank finished, and excavation for the tailings thickener currently underway.

For the GC Mine, total capitalized expenditures amounted to $0.7 million and mainly represented certain safety facilities procurement, compared to $1.4 million in Q2 Fiscal 2026.

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The El Domo, Kuanping and Chaarat ZAAV mine construction continued to progress. Please refer to "Individual Mine Performance" below for further discussion.

For the six months ended September 30, 2026, the development work and capital expenditures are summarized as follows:

	Capitalized Expenditures
Capital	Ramps, Development Tunneling, and Other		Exploration Tunneling		Exploration Drilling		Plant and Equipment	Total
Expenditures	(Metres)	($ Thousand)	(Metres)	($ Thousand)	(Metres)	($ Thousand)	($ Thousand)	($ Thousand)
Six months ended September 30, 2026
Ying Mining District	21,875	$19,824	27,552	$12,172	26,976	$975	$10,562	$43,533
GC Mine	1,252	826	1,457	668	5,119	121	718	2,333
El Domo	—	26,287	—	—	—	—	170	26,457
Condor	—	1,015	—	—		—	5	1,020
Kuanping	3,662	2,081	1,524	443	8,475	259	260	3,043
Chaarat ZAAV	—	3,128	—	—	38,381	6,189	2,495	11,812
Consolidated	26,789	$53,161	30,533	$13,283	78,951	$7,544	$14,210	$88,198
Six months ended September 30, 2025
Ying Mining District	21,168	$13,922	30,262	$12,006	67,657	$1,925	$2,039	$29,892
GC Mine	1,724	831	4,125	1,532	10,240	219	390	2,972
El Domo	—	14,611	—	—	—	—	371	14,982
Condor	—	1,053	—	—	2,268	315	—	1,368
Kuanping	1,093	1,036	832	299	—	—	341	1,676
Consolidated	23,985	$31,453	35,219	$13,837	80,165	$2,459	$3,141	$50,890

Total capital expenditures for the six months ended September 30, 2026 were $88.2 million, up 73% compared to $50.9 million during the same prior year period.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(b)	Individual Mine Performance

(i)	Ying Mining District

The following table summarizes the operational information at the Ying Mining District for the three and six months ended September 30, 2026 and 2025. The Ying Mining District is the Company’s primary source of production and revenue, and consists of four mining licenses, including the SGX-HZG, HPG, TLP-LME-LMW, and DCG mines.

	Three months ended September 30,			Six months ended September 30,
Ying Mining District	2026	2025	Changes	2026	2025	Changes
Production Data
Silver-lead ore Processed (tonnes)*	188,061	235,168	(20)%	478,125	488,126	(2)%
Silver (grams/tonne)	157	207	(24)%	159	213	(25)%
Lead (%)	2.0	2.6	(23)%	2.0	2.7	(24)%
Zinc (%)	0.3	0.4	(29)%	0.3	0.5	(33)%

Gold ore Processed (tonnes)*	25,259	29,834	(15)%	58,411	60,231	(3)%
Gold (grams/tonne)	1.1	1.4	(24)%	1.2	1.4	(18)%
Silver (grams/tonne)	46	81	(43)%	47	66	(29)%
Lead (%)	0.6	0.9	(29)%	0.8	0.8	1%
Total ore processed (tonnes)*	213,320	265,002	(20)%	536,536	548,357	(2)%

Average Recovery Rates
Silver (%)	94.1	94.8	(1)%	94.5	94.7	—%
Gold (%)**	92.9	94.2	(1)%	91.5	93.8	(2)%
Lead (%)	90.4	93.5	(3)%	91.6	93.8	(2)%
Zinc (%)	57.7	65.8	(12)%	62.7	64.9	(3)%

Metal Production
Silver (million ounces)	0.9	1.5	(41)%	2.3	3.2	(28)%
Gold (ounces)	1,371	2,085	(34)%	3,907	4,135	(6)%
Silver equivalent (million ounces)#	1.0	1.7	(42)%	2.6	3.6	(29)%
Lead (million pounds)	7.6	12.9	(41)%	20.1	27.5	(27)%
Zinc (million pounds)	0.7	1.4	(51)%	2.3	3.3	(31)%

Costs Data#
Cash cost ($/tonne)	96.76	82.89	17%	91.00	83.03	10%
AISC ($/tonne)	143.87	139.22	3%	135.76	134.41	1%
Cash cost per ounce of silver, net of by-product credits ($)	2.73	0.97	181%	2.56	1.12	129%
AISC per ounce of silver, net of by-product credits ($)	16.11	11.75	37%	14.76	10.88	36%

*Wet tonne

**Gold recovery only refers to the recovery rate for gold ore processed.

#Alternative performance (non-GAAP) measure. Please refer to section 13 for reconciliation.

Q2 Fiscal 2027 vs. Q2 Fiscal 2026

In Q2 Fiscal 2027, the Ying Mining District produced approximately 0.9 million ounces of silver, 1,371 ounces of gold, or approximately 1.0 million ounces of silver equivalent, plus 7.6 million pounds of lead and 0.7 million pounds of zinc, representing production decreases of 41% (silver), 34% (gold), 42% (silver equivalent), 41% (lead) and 51% (zinc) over Q2 Fiscal 2026, due to the suspension of operations at the Ying Mining District relating to the safety system improvement works.

In Q2 Fiscal 2027, the cash cost was $96.76 per tonne of ore processed, up 17% compared to $82.89 in Q2 Fiscal 2026, mainly due to i) higher unit fixed costs allocation as a result of a decrease of 20% in ore production; ii) an increase of 8% in contractor mining unit costs; and iii) a 6% appreciation of the RMB against the USD. The AISC was $143.87 per tonne of ore processed, up 3% compared to $139.22 in Q2 Fiscal 2026, mainly due to the increase in cash cost per tonne as discussed above, partially offset by a decrease of $5.3 million in sustaining capital expenditures.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In Q2 Fiscal 2027, the cash cost per ounce of silver, net of by-product credits, was $2.73, up 181% compared to $0.97 in Q2 Fiscal 2026, mainly due to i) higher unit fixed costs allocation as a result of a decrease of 43% in silver ounces sold; ii) a decrease of $4.8 million or 22% in by-product credits from non-silver metals revenue; and iii) a 6% appreciation of the RMB against the USD. The AISC per ounce of silver, net of by-product credits, was $16.11, up 37% from $11.75 in Q2 Fiscal 2026, mainly due to the increase in cash cost per ounce of silver as discussed above and higher unit overhead costs allocation as a result of a decrease of 43% in silver ounces sold.

In Q2 Fiscal 2027, a total of 8,578 metres or $0.3 million worth of drilling were capitalized (Q2 Fiscal 2026 – 34,767 metres or $1.0 million). In addition, 21,779 metres or $16.2 million worth horizontal tunnels, raises, ramps, and declines were completed and capitalized (Q2 Fiscal 2026 – 21,518 metres or $11.4 million).

Six months ended September 30, 2026 vs. Six months ended September 30, 2025

For the six months ended September 30, 2026, the Ying Mining District produced approximately 2.3 million ounces of silver, 3,907 ounces of gold, or approximately 2.6 million ounces of silver equivalent, plus 20.1 million pounds of lead, and 2.3 million of zinc, representing production decreases of 28% (silver), 6% (gold), 29% (silver equivalent), 27% (lead) and 31% (zinc) compared to the same prior year period.

For the six months ended September 30, 2026, the cash cost was $91.00 per tonne of ore processed, up 10% compared to $83.03 in the same prior year period. The AISC was $135.76 per tonne of ore processed, up 1% compared to $134.41 in the same prior year period. The cash cost per ounce of silver, net of by-product credits, was $2.56, up 129% compared to $1.12 in the same prior year period. The AISC per ounce of silver, net of by-product credits, was $14.76, up 36% compared to $10.88 in the same prior year period.

For the six months ended September 30, 2026, a total of 26,976 metres or $1.0 million worth of drilling were capitalized (same prior year period – 67,657 metres or $1.9 million). In addition, 49,427 metres or $32.0 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (same prior year period – 51,430 metres or $25.9 million).

Capacity Expansion and Technical Transformation

To expand the scale of mining production and advance deep resource extraction, the Company is implementing expansion and technical transformation projects across all four mining rights of the Ying Mining District (SGX, TLP-LM, HPG, and DCG). To comply with Chinese regulatory requirements, a series of application and approval processes must be completed in connection with these projects, as outlined below. Capacity expansion licenses (increasing to an aggregate of 1.32 million tonnes per annum) for all mining rights have been secured. The Company is now in the process of updating the production safety permits for the expansion and technical transformation projects. The Ying Mining District continues to operate under existing production safety permits.

	Reserve Update Process		Mining License Update Process		Production Safety Permit Update Process
Mining Rights	Reserve registration	Mining Proposal	3-in-1 Report	Updated Mining License	Environmental Impact Assessment	Safety facility design	Underground construction	Production Safety License
SGX	✓	✓	✓	9/24/2035	Submitted	✓	In progress	In progress
TLP-LM	✓	✓	✓	2/26/2041	Submitted	✓	In progress	In progress
HPG	✓	✓	✓	4/29/2028	✓	✓	In progress	In progress
DCG	✓	✓	✓	6/16/2037	Submitted	In progress	In progress	In progress

*3-in-1 report includes the Mineral Resource Mining Plan (including the Development and Utilization Plan) and the Mine Area Ecological Restoration Plan.

Safety Compliance Process Status

Major safety improvement works at the Ying Mining District have been substantially completed, inspected by the government and approved to resume operations, which include tunnel enlargement and support, equipment upgrades, replacing all flame-retardant power cables with halogen-free, flame-retardant cables, and expanding the “Six Major Safety Systems” to all tunnels. Approximately $13.4 million was incurred in Q2 Fiscal 2027 for these improvement works.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Meanwhile, the Company is obtaining environmental, safety and land permits for the construction of multiple waste rock storage facilities, to accommodate the excess waste rock from extensive tunneling activities, given the Aggregate Plant cannot process and sell all waste rock generated. Please refer to the details below:

Mining Rights	Waste-Dumps	Status	Design volume (‘000 m3)	Progress
SGX	ZG	Operating	483	Reaching full capacity
	HZG	Planned	10,072	Application submitted
HPG	QZ	Operating	1,080	In use
TLP-LM	960m	Operating	640	In use
	JDG	Planned	12,632	Geotechnical study
	LDG	Planned	207	Design Approved
	SCG	Planned	3,479	Design Approved
DCG	No. 1	Planned	638	Application submitted
	No. 2	Planned	485	Application submitted

(ii)	GC Mine

The following table summarizes the operational information at the GC Mine for the three and six months ended September 30, 2026 and 2025:

	Three months ended September 30,				Six months ended September 30,
GC Mine	2026		2025	Changes	2026	2025	Changes
Production Data
Ore processed (tonnes)*	477		76,249	(99)%	63,714	151,118	(58)%
Average Head Grade
Silver (grams/tonne)	51		64	(20)%	56	66	(15)%
Lead (%)	1.1		0.9	17%	0.9	0.8	14%
Zinc (%)	1.9		2.8	(34)%	2.4	2.6	(7)%

Average Recovery Rates
Silver (%) **	83.6		85.8	(3)%	85.5	85.6	—%
Lead (%)	94.8		89.0	6%	93.3	89.5	4%
Zinc (%)	87.8		91.1	-3.6%	90.5	90.6	-0.1%

Metal Production
Silver (million ounces)	0.01		0.1	(91)%	0.1	0.3	(64)%
Lead (million pounds)	0.2		1.3	(87)%	1.2	2.4	(52)%
Zinc (million pounds)	0.1		4.2	(97)%	3.0	7.6	(61)%

Costs Data#
Cash cost ($/tonne)	N/M	***	58.20	N/M ***	79.29	60.38	31%
AISC ($/tonne)	N/M	***	82.63	N/M ***	129.89	91.23	42%
Cash cost per ounce of silver, net of by-product credits ($)	N/M	***	(11.44)	N/M ***	(18.94)	(5.98)	(217)%
AISC per ounce of silver, net of by-product credits ($)	N/M	***	4.71	N/M ***	14.69	12.57	17%

*Wet tonnes.

**Silver recovery includes silver recovered in lead concentrate and silver recovered in zinc concentrate.

***Not meaningful. Mining activities at the GC Mine were suspended in Q2 Fiscal 2027.

#Alternative performance (non-GAAP) measure. Please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Q2 Fiscal 2027 vs. Q2 Fiscal 2026

In Q2 Fiscal 2027, the GC mine processed 477 tonnes of stockpiled ore and produced approximately 0.01 million ounces of silver, 0.2 million pounds of lead and 0.1 million pounds of zinc, representing production decreases of 91% (silver), 87% (lead) and 97% (zinc) compared to Q2 Fiscal 2026.

Mining activities at the GC Mine were suspended in Q2 Fiscal 2027. The production costs incurred in Q2 Fiscal 2027 mainly represented the milling costs of processing the stockpiled ore.

Six months ended September 30, 2026 vs. Six months ended September 30, 2025

For the six months ended September 30, 2026, the GC mine produced approximately 0.1 million ounces of silver, 1.2 million pounds of lead, and 3.0 million pounds of zinc, representing production decreases of 64% (silver) and 52% (lead) and 61% (zinc), compared to the same prior year period.

For the six months ended September 30, 2026, the cash cost was $79.29 per tonne of ore processed, up 31% compared to $60.38 in the same prior year period. The AISC was $129.89 per tonne of ore processed, up 42% compared to $91.23 in the same prior year period. The cash cost per ounce of silver, net of by-product credits, was negative $18.94, compared to negative $5.98 in the same prior year period. The AISC per ounce of silver, net of by-product credits, was $14.69, compared to $12.57 in the same prior year period.

For the six months ended September 30, 2026, approximately 5,119 metres or $0.1 million of drilling were capitalized (same prior year period – 10,240 metres or $0.2 million). In addition, 2,709 metres or $1.5 million of horizontal tunnels, raises, and declines were completed and capitalized (same prior year period – 5,849 metres or $2.4 million).

GC Mine Production to Remain Suspended

Mining activities have been suspended since late June 2026. The suspension was ordered by the Guangdong Bureau of the National Mine Safety Administration because the Company’s actual development deviated from its 2014 China-standard technical design, which was not updated to reflect changes in geology and tunneling advancement. The GC Mine’s safety production permit expired at the end of August 2026 and has not been renewed. Safety inspections by the government have been rigidly focused on any deviation of actual development from the original mine design or any updated mine design. Resumption of production at the GC Mine is pending the completion of an updated mine development design by a qualified Chinese engineering firm, and then a completed filing with, and acceptance by, the National Safety Production Administration Bureau and Department of Emergency Management of Guangdong Province. Once the filing is accepted by government authorities, the GC Mine will be able to construct Phase 1 safety-related production facilities, intended to upgrade the existing mining areas, and then Phase 2 to develop new, deeper levels below -300 m elevation.

Silvercorp has engaged Changsha Institute of Mining Research Co., Ltd. to update the mine development plan design, including the safety facilities, which is expected to be completed by the end of December 2026 and then approved by the Guangdong Provincial Department of Emergency Management in March 2027, however, the timing of approval is at the discretion of the applicable government authorities and may vary significantly from expectations due to many factors. Following approval, the Company estimates that approximately six to eight months of Phase 1 construction will be required, followed by receipt of a new safety production permit, prior to resumption of production. The Company is currently targeting a resumption of production in November 2027, subject to the receipt of necessary approvals and timely completion of construction, but there can be no assurance that production will resume when expected or that it will return to prior levels once resumed. The suspension will result in substantially no production or revenue from the GC Mine until resumption. The GC Mine contributed less than 10% to the Company’s total revenue for the twelve months ended June 30, 2026.

Most technical personnel at GC have been reassigned to operations at the Ying Mining District, the BYP project permitting process, and construction of the El Domo and Condor projects in Ecuador and the Chaarat project in Kyrgyzstan.

Silvercorp has initiated a process to evaluate strategic alternatives to maximize the value and optimize the re-development of the GC Mine, which may include, but is not limited to, a partial or complete sale of the mine, a strategic investment, partnership, or other strategic alternative. The Company intends to continue to advance the mine's redevelopment in accordance with its existing plans while the review process is underway. The Company has not made any decisions related to any strategic alternatives at this time and there can be no assurance that the process will result in a specific outcome or transaction, or that any transaction will be completed or increase value or optimize the GC Mine. The Company has not set a timetable for the completion of this process and the Company does not intend to provide further updates unless and until it determines that further disclosure is appropriate or required.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(iii)	Kuanping Project

In Q2 Fiscal 2027, Kuanping mine construction continued to advance, with 1,969 metres or $1.0 million worth of development tunnels, raises, ramps and declines completed and capitalized, and 4,759 metres or $0.2 million worth of diamond drilling capitalized.

Total capital expenditures incurred at the Kuanping Project during the six months ended September 30, 2026 were $3.0 million, including 3,662 metres of ramp development and 1,524 metres of exploration tunneling for $0.4 million.

(iv)	BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to required capital upgrades to sustain its ongoing production and the market environment. The Company is in the process of applying for new mining licenses with Hunan Provincial Department of Natural Resources including a mining rights license and a mining permit. In Q1 Fiscal 2026, the Company engaged an independent firm to conduct studies, including a mineral resources estimate update as per the regulations in China which has been completed and under the filing process. The application of the mining rights license has been filed and is expected to be approved in Q3 Fiscal 2027. The Mining Plan for the Lead-Zinc-Gold Mine has been finalized and submitted to the Hunan Provincial Department of Natural Resources for review and assessment in October for approval.

(v)	El Domo Project

In Q2 Fiscal 2027 and 2026, the development work and capital expenditures are summarized as follows:

Capital Expenditures ($ Thousand)	Package #1*	Package #2*	Package #3*	Packages #4&5*	Construction and Permanent Camps	Direct costs sub-total	Owner's Cost	Total
Q2 Fiscal 2027
El Domo	5,181	1,553	1,206	731	1,166	9,836	4,342	14,178
Q2 Fiscal 2026
El Domo	6,944	—	—	671	194	7,809	2,397	10,206

*Package #1 - Site preparation/Roads/Channels/TSF/SWD

Package #2 - Open Pit Mining and Stripping

Package #3 - Processing Plant Construction and Equipment

Packages #4&5 - Site Infrastructure (bypass roads, power line, standby diesel generators, water treatment plant)

For the six months ended September 30, 2026 and 2025, the development work and capital expenditures are summarized as follows:

Capital Expenditures ($ Thousand)	Package #1*	Package #2*	Package #3*	Packages #4&5*	Construction and Permanent Camps	Direct costs sub-total	Owner's Cost	Total
Six months ended September 30, 2026
El Domo	9,667	2,393	2,111	3,729	1,669	19,569	6,889	26,457
Six months ended September 30, 2025
El Domo	9,572	—	—	194	671	10,437	4,545	14,982

*Package #1 - Site preparation/Roads/Channels/TSF/SWD

Package #2 - Open Pit Mining and Stripping

Package #3 - Processing Plant Construction and Equipment

Packages #4&5 - Site Infrastructure (bypass roads, power line, standby diesel generators, water treatment plant)

The Company acquired the El Domo Project through the acquisition of Adventus on July 31, 2024. The El Domo Project’s environmental license remains in good standing.

In Q2 Fiscal 2027, the Company incurred $14.2 million of capital expenditures at El Domo, compared to $10.2 million in Q2 Fiscal 2026. Construction was impacted by persistent heavy rainfall throughout the quarter, which is typically Ecuador's dry season, due to the effects of this year's Super El Niño. During the quarter, approximately 1,009,239 cubic metres of excavation and pre-stripping were completed, despite precipitation of 620 millimetres—489% higher than the six-year average. Not only were construction works impacted during 77 days of rain, but many finished engineering works required upgrade and reinforcement. This has especially impacted the construction of the Tailing Storage Facility (TSF), as all surface water runs to the low point of the initial dam site. Significant efforts were put into the water management systems, involving redesign and optimization of the works, improved materials and revised construction methods to enhance the facilities’ resilience to the high-rainfall environment, such as building more water drainage and diversion systems, beyond the original engineering design.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Civil works at the Process Plant are progressing well as this site is protected by the Northeast Water Channel. The foundations for the plant buildings and main equipment were completed, waiting for installation. The pre-fabricated structural steel for the Process Plant has been shipped from the factory, and the first batch of major long lead-time equipment has also arrived in the Ecuador port. Package #3 includes the down payments for Process Plant equipment. As most long lead-time equipment is ready for delivery, expenditures are expected to rise soon.

Delays to Packages #4 and #5 were mainly due to construction of the External Power Line, which is largely controlled by Corporación Nacional de Electricidad ("CNEL"). Construction of a substation at the El Domo site and the external power line to connect to the power grid has also commenced, while 10 gen-sets with a 17 MW capacity are ready to be shipped to site as an independent power supply, as required by Ecuador regulations.

Open-pit pre-stripping has also been impacted by heavy rainfall, resulting in insufficient supply of non-acid generating (NAG) rock for the construction of the TSF “Starter Dam”. The operation is supported by a fleet of ten 60-tonne haul trucks and twenty to thirty 30-tonne trucks from local community members assigned to this project.

On November 3, 2026, the construction budget was updated to $298.2 million, an increase of $14.6 million compared to the $283.6 million estimate dated February 4, 2026. For details, please refer to the news release dated November 3, 2026. As a result of extended rainfall caused by Super El Niño, the Company is currently targeting commencement of production at El Domo in November 2027. There can be no assurance that production will commence when targeted or that costs will not increase further.

Precious Metals Purchase Agreement

The Company has a precious metals purchase agreement (“PMPA”) with Wheaton Precious Metals International Ltd. (“Wheaton”) to fund the construction of the El Domo project. Under the terms of the agreement, Wheaton will provide total cash consideration of $175.5 million, available in four installments subject to specific conditions. In exchange, the Company is committed to delivering 50% of gold production and 75% of silver production until cumulative deliveries reach 145,000 ounces of gold and 4,600,000 ounces of silver, respectively. At these thresholds, the delivery obligations decrease to 33% for gold and 50% for silver.

For each ounce delivered during the deposit reduction period, the Company receives a cash production payment equal to 18% of the prevailing spot market price. The remaining balance (82%) of the market value is applied as a non-cash credit to reduce the outstanding upfront deposit. Once the deposit balance is fully credited, the cash production payment increases to 22% of the spot market price for all subsequent deliveries.

The Company accounts for the PMPA under IFRS 15. The upfront deposit is recorded as a contract liability. Management has determined the deposit contains a significant financing component due to the significant timing difference between receiving the deposit and the commencement of metal deliveries. Accordingly, the liability is accreted over time, with the accretion recorded as finance costs. Revenue, equivalent to the Production Payment, is recognized when control of the metal transfers to Wheaton upon delivery, at which point a corresponding portion of the contract liability is derecognized. As the amounts received under the PMPA represent a contract liability (deferred revenue) and not a financial liability or borrowing, the related proceeds are presented within cash flows from operating activities in the statement of cash flows. The only way in which the contract liability / deferred revenue will be released in the future is through the revenue account (which forms part of operating activities in the cash flow statement).

In October 2025, the Company received the first installment of $43.88 million under the PMPA and in July 2026, the Company received the second installment of $43.88 million under the PMPA. During the six months ended September 30, 2026, the interest accretion on the significant financing component was $1.7 million, of which $0.6 million was capitalized and recorded as mineral rights and properties as part of the development expenditures of the El Domo Project. As of September 30, 2026, the carrying amount of the contract liability related to the Wheaton PMPA was $90.4 million.

(vi)	Condor Project

The Company owns 100% of the Condor Project in southern Ecuador. A PEA study for an underground mining operation was completed in Q3 Fiscal 2026. The PEA underscores significant potential for the project. The water permits have been approved by the relevant government authorities. Technical reports for the environmental license were also completed and submitted to the related government authorities for review. The Environmental Impact Study ("EIS") for the Condor Project has been approved by the Ministry of Energy and Mines (“MAE”). The Company continued to advance the Free, Prior and Informed Consultation ("FPIC") and Citizen Participation Process ("PPC") required to obtain the small-scale mining environmental license. On October 9, 2026, MAE officially issued a resolution authorizing execution and initiating the FPIC procedures; the process is now in the Registration, Information, Implementation, and Consultation stages. In parallel, a meeting was held with MAE's Undersecretariat for Environmental Quality to discuss launching the PPC. A preliminary site visit is scheduled for November 5–11, during which the technical team will meet with mayors, parish council presidents, the Zamora provincial government, and the Ombudsman's Office. Following this visit, the "Informative Phase" is planned to run from November 30 to December 13—a 15-day period during which information centers will be established. License documentation will commence only after both the FPIC and PPC processes have been completed, with completion expected in June 2027. Once this license is secured, the Company will commence the development of underground access tunnels into the Camp and Los Cuyes deposits to facilitate advanced underground exploration and resource definition.

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In Q2 Fiscal 2027, total expenditures incurred and capitalized were $0.4 million, primarily on permitting, engineering, and community engagement activities, compared to $0.7 million in the same prior year period.

Total expenditures incurred and capitalized for the six months ended September 30, 2026 were $1.0 million, compared to $1.4 million in the same prior year period.

(vii)	Chaarat ZAAV Project

In Q2 Fiscal 2027 and 2026, the development work and capital expenditures are summarized as follows:

	Phase 1 Tulkubash												Phase 2 Kyzyltash
	Mining			Heap Leach System
Kyrgyzstan Operations ($ Thousand)	Open Pit & Waste Dump	Mine Pit Water Treatment Plant	Mine Auxiliary Facilities	Heap Leach	Crusher	ADR Plant	Power Station	Process Plant Auxiliary Facilities	Commi- ssioning	G&A	Contin- gency	Sub-total Phase 1	Drilling & Studies	Total
Q2 Fiscal 2027
Chaarat ZAAV	751	—	34	1,593	—	—	—	2	—	1,951	—	4,331	4,912	9,243

For the six months ended September 30, 2026 and 2025, the development work and capital expenditures are summarized as follows:

	Phase 1 Tulkubash												Phase 2 Kyzyltash
	Mining			Heap Leach System
Kyrgyzstan Operations ($ Thousand)	Open Pit & Waste Dump	Mine Pit Water Treatment Plant	Mine Auxiliary Facilities	Heap Leach	Crusher	ADR Plant	Power Station	Process Plant Auxiliary Facilities	Commi- ssioning	G&A	Contin- gency	Sub-total Phase 1	Drilling & Studies	Total
Six months ended September 30, 2026
Chaarat ZAAV	1,021	—	34	1,593	—	—	—	2	—	2,576	—	5,226	6,584	11,810

On January 27, 2026, Silvercorp acquired a 100% interest in Chaarat ZAAV CJSC (“ZAAV”), an entity that holds the mining license for the fully-permitted Tulkubash and Kyzyltash gold projects, as well as surrounding exploration licenses (27.42 square kilometres) covering the Karator and Ishakuld gold zones (collectively, the “Tulkubash/Kyzyltash” project). In connection with the acquisition, the Company entered into a Cooperation Agreement with the National Investment Agency under the President of the Kyrgyz Republic (the “NIA”), pursuant to which ZAAV was to be converted into a joint venture company between the Company (holding a 70% interest and acting as operator) and Kyrgyzaltyn (holding a 30% free-carried interest), a state-owned entity.

On April 27, 2026, in accordance with the Cooperation Agreement, Silvercorp transferred a 30% equity interest in ZAAV to Kyrgyzaltyn for nil consideration. Following this transaction, the Company retains a 70% interest in ZAAV and is operator. Accordingly, the carrying amount of the non-controlling interest was adjusted to reflect its proportionate share of ZAAV’s net assets at the transaction date, resulting in a transfer of $33.7 million from equity attributable to the owners of the Company to non-controlling interests.

On May 10, 2026, the Government of the Kyrgyz Republic extended the mining license validity period for the Tulkubash/Kyzyltash project for 30 years from 2032 to 2062. Following this extension, the Company made a $60 million payment to the NIA pursuant to the Cooperation Agreement.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

As previously disclosed, part of the ZAAV license area appeared to overlap with the protected area of the Western Tien-Shan UNESCO Natural Heritage Site. This overlap was a result of the Kyrgyzstan government having submitted an outdated and erroneous map to UNESCO for inscribing the Western Tien-Shan Site in 2016. Pursuant to UNESCO World Heritage Committee Decision 48 COM 8D (2026), official boundary data now confirms that the ZAAV's exploration and mining license areas lie strictly outside, and do not overlap with, the Western Tien-Shan UNESCO World Heritage property. The Company now considers the historical mapping discrepancy and risk this presented to ZAAV's operations to be fully resolved.

In Q2 Fiscal 2027, mine construction of the Phase 1 Tulkubash Project continue to advance with $4.3 million of capital expenditures incurred. A camp with 110 beds for our site management team and 290 beds for contractors with winter heating facilities has been constructed and is in use. Since mid May 2026, CRCC19 has advanced 1,880 m of a 15-metre wide access road and has reached the Tulkubash ore body. Pit pre-stripping has commenced and completed 102,474 cubic metres in Q2 Fiscal 2027.

Site preparation, surface clearing and earthworks for the construction of the Heap Leach Pad have been completed by CRCC19, with 0.93 million cubic metres of material being cut and removed under the supervision of independent QA/QC agents, UK-based SLR Engineering and locally-based Ken-Too. The site is now largely ready for drainage and liner installation and facility construction, scheduled for the Spring of 2027 after completion of Kyrgyz local adaptation and legalization of the 2021 Ausenco design. Selection of the qualified contractors is nearing completion.

Preliminary design for the ADR and crushing plants by Beijing-based BGRIMM, assisted by a Kyrgyzstan engineering firm to comply with Kyrgyz standards, has been completed. The equipment tender bids for the ADR and crushing plants have been completed. The tender for the construction contractor is underway. Construction is expected to begin in spring 2027, with completion and start-up targeted for October 2027 and production targeted for early 2028.

For the development of the Phase 2 Kyzyltash Project, a 50,000 m drilling program, including both in-fill and step-out, has completed 25,414 m or $$4.5 million worth of drilling during the quarter, to upgrade Inferred Mineral Resources to Measured and Indicated categories.

4.	Investment in Associates

(a)	Investment in New Pacific Metals Corp.

New Pacific Metals Corp. (“NUAG”) is a Canadian public company listed on the Toronto Stock Exchange (symbol: NUAG) and NYSE American (symbol: NEWP). The Company accounts for its investment in NUAG using the equity method as it is able to exercise significant influence over the financial and operating policies of NUAG.

On October 21, 2025, NUAG completed a bought deal financing, issuing a total of 11,385,000 common shares. The Company participated in this bought deal and acquired an additional 3,083,536 common shares of NUAG for a cost of approximately $7.8 million. As a result, the Company’s ownership in NUAG increased to 27.99%.

The summary of the investment in NUAG common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of NUAG's common shares per quoted market price
As at April 1, 2025	46,907,701	$45,276	$51,598
Participation in bought deal	3,083,536	7,807
Purchase from open market	1,435,751	1,496
Dilution loss	—	(285)
Share of net loss	—	(1,147)
Share of other comprehensive income	—	353
As at March 31, 2026	51,426,988	$53,500	$212,908
Share of net loss	—	(667)
Share of other comprehensive income	—	(263)
As at September 30, 2026	51,426,988	52,570	322,961

As at September 30, 2026, the Company held a 27.70% ownership interest in NUAG (March 31, 2026 – 27.84%).

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(b)	Investment in Auro Metals Inc.

Auro Metals Inc. (“AURO”), formerly Tincorp Metals Inc., is a Canadian public company listed on the TSX Venture Exchange (symbol: AURO). The Company accounts for its investment in AURO using the equity method as it is able to exercise significant influence over the financial and operating policies of AURO.

As at September 30, 2026, the Company held a 26.86% ownership interest in AURO (March 31, 2026 – 29.15%).

The summary of the investment in AURO common shares and its market value as at the respective reporting dates are as follows:

	Number of shares	Amount	Value of AURO's common shares per quoted market price
As at April 1, 2025	19,864,285	740	2,073
Participation in private placement	874,413	79	0
Share of net income	—	615	0
Foreign exchange impact	—	(293)	0
As at March 31, 2026	20,738,698	1,141	7,439
Common shares of the associate received as proceeds from the disposal of the subsidiary to the associate	15,000,000	12,041
Purchase from open market	280,000	193
Share of net loss from AURO	—	(262)
Share of other comprehensive income	—	50
Dilution loss	—	(3,968)
Unrealized gain on disposal of subsidiary to the associate	—	(2,310)
Foreign exchange impact	—	(273)
As at September 30, 2026	36,018,698	6,612	41,127

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

5.	Overview of Financial Results

(a)	Selected Annual and Quarterly Information

The following tables set out selected quarterly results for the past eight quarters as well as selected annual results for the past two years. The dominant factors affecting results presented below are the volatility of the realized selling metal prices and the timing of sales.

Fiscal 2027	Quarter Ended				Period Ended
(In thousands of USD, other than per share amounts)	Jun 30, 2026	Sep 30, 2026	Dec 31, 2026	Mar 31, 2027	Sep 30, 2026
Revenue	$138,665	$72,097			210,762
Cost of mine operations	53,912	32,214			86,126
Income from mine operations	84,753	39,883			124,636
Corporate general and administrative	6,389	7,211			13,600
Foreign exchange loss (gain)	1,275	(995)			280
Share of loss in associates	412	517			929
Dilution loss on investment in associate	3,044	924			3,968
(Gain) loss on disposal of subsidiaries	(6,190)	—			(6,190)
Gain on investments	(11,129)	(10)			(11,139)
Other items	3,032	5,957			8,989
	87,920	26,279			114,199
Finance items	837	1,791			2,628
Income tax expense	13,121	12,984			26,105
Net income	73,962	11,504			85,466
Net income attributable to equity holders of the Company	59,375	5,315			64,690
Basic earnings per share	0.27	0.02			0.29
Diluted earnings per share	0.24	0.02			0.27
Cash dividend declared	2,765	—			2,765
Cash dividend declared per share	0.0125	—			0.0125
Other financial information
Total assets					1,612,761
Total liabilities					415,749
Total equity attributable to equity holders of the Company					1,000,984

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Fiscal 2026	Quarter Ended				Year ended
(In thousands of USD, other than per share amounts)	Jun 30, 2025	Sep 30, 2025	Dec 31, 2025	Mar 31, 2026	Mar 31, 2026
Revenue	$81,334	$83,330	$126,112	$147,359	438,135
Cost of mine operations	45,511	42,472	49,044	47,400	184,427
Income from mine operations	35,823	40,858	77,068	99,959	253,708
Corporate general and administrative	4,778	4,389	6,552	5,147	20,866
Foreign exchange (gain) loss	(636)	463	(810)	485	(498)
Share of loss (profit) in associates	309	(557)	531	244	532
Dilution loss on investment in associate	—	—	285	—	285
Gain on investments	(4,421)	(21,637)	(1,067)	(6,551)	(33,676)
Loss on fair valuation of derivative liabilities	4,762	53,228	60,176	60,378	178,544
Other items	231	996	1,757	2,600	5,584
	30,800	3,976	9,644	37,656	82,071
Finance items	16	95	(299)	1,844	1,656
Income tax expense	6,436	8,606	12,814	19,637	47,493
Net income (loss)	24,348	(4,725)	(2,871)	16,170	32,922
Net income (loss) attributable to equity holders of the Company	18,126	(11,516)	(15,832)	(717)	(9,944)
Basic earnings (loss) per share	0.08	(0.05)	(0.07)	(0.003)	(0.05)
Diluted earnings (loss) per share	0.08	(0.05)	(0.07)	(0.003)	(0.05)
Cash dividend declared	2,727	—	2,755	—	5,482
Cash dividend declared per share	0.0125	—	0.0125	—	0.0250
Other financial information
Total assets					1,464,227
Total liabilities					358,558
Total equity attributable to equity holders of the Company					941,006

Fiscal 2025	Quarter Ended				Year ended
(In thousands of USD, other than per share amounts)	Jun 30, 2024	Sep 30, 2024	Dec 31, 2024	Mar 31, 2025	Mar 31, 2025
Revenue	$72,165	$68,003	$83,614	$75,113	$298,895
Costs of mine operations	35,651	36,342	54,384	48,967	175,344
Income from mine operations	36,514	31,661	29,230	26,146	123,551
Corporate general and administrative expenses	4,287	4,976	4,553	3,749	17,565
Foreign exchange (gain) loss	(1,749)	1,120	629	581	581
Share of loss in associates	412	472	379	1,543	2,806
Gain on investments	(2,216)	(3,840)	(1,472)	(4,923)	(12,451)
(Gain) charge on fair valuation of derivative liabilities	—	—	(11,561)	20,572	9,011
Other items	1,919	1,316	(2,613)	2,265	2,887
	33,861	27,617	39,315	2,359	103,152
Finance items	(1,615)	(1,852)	873	789	(1,805)
Income tax expenses	7,347	6,415	7,229	5,197	26,188
Net income (loss)	28,129	23,054	31,213	(3,627)	78,769
Net income (loss) attributable to equity holders of the Company	21,938	17,707	26,130	(7,585)	58,190
Basic earnings (loss) per share	0.12	0.09	0.12	(0.03)	0.29
Diluted earnings (loss) per share	0.12	0.09	0.12	(0.03)	0.28
Cash dividend declared	2,221	—	2,727	—	4,948
Cash dividend declared per share	0.0125	—	0.0125	—	0.0250
Other financial information
Total assets					1,138,941
Total liabilities					305,553
Total equity attributable to equity holders of the Company					702,728

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(b)	Overview of Q2 Fiscal 2027 Financial Results

Net income attributable to equity shareholders of the Company in Q2 Fiscal 2027 was $5.3 million or $0.02 per share, compared to a net loss of $11.5 million or $0.05 per share in Q2 Fiscal 2026.

The adjusted earnings attributable to equity shareholders of the Company1 was $18.4 million or $0.08 per share, after excluding $11.9 million of non-cash or one-time expenses, compared to $22.6 million or $0.10 per share in Q2 Fiscal 2026.

The adjusted EBITDA attributable to equity shareholders of the Company1 was $37.7 million or $0.17 per share, compared to $38.3 million or $0.18 per share in Q2 Fiscal 2026.

Revenue in Q2 Fiscal 2027 was $72.1 million, down 13% compared to $83.3 million in Q2 Fiscal 2026. The decrease is mainly attributable to lower production, was partially offset by an 82% higher average realized silver price of $61.83 per ounce and a 32% higher gold price of $3,955 per ounce.

The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

	Three months ended September 30, 2026			Three months ended September 30, 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver (million ounces)	0.9	—	0.9	1.5	0.1	1.7
Gold (ounces)	1,574	—	1,574	2,033	—	2,033
Lead (million pounds)	7.3	0.2	7.5	13.5	1.3	14.8
Zinc (million pounds)	0.9	0.2	1.1	1.4	4.2	5.7
Revenue
Silver (in thousands of $)	53,867	912	54,779	52,943	3,144	56,087
Gold (in thousands of $)	6,225	—	6,225	6,070	—	6,070
Lead (in thousands of $)	7,156	176	7,332	12,271	1,167	13,438
Zinc (in thousands of $)	1,632	285	1,917	1,482	4,092	5,574
Other (in thousands of $)	1,444	400	1,844	1,399	762	2,161
	70,324	1,773	72,097	74,165	9,165	83,330
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	61.92	57.00	61.83	34.69	24.37	33.89
Gold ($/ounce)	3,955	—	3,955	2,986	—	2,986
Lead ($/pound)	0.97	0.99	0.97	0.91	0.91	0.91
Zinc ($/pound)	1.77	1.66	1.75	1.03	0.97	0.98

The following table is a comparison among the Company’s average net realized selling prices, prices quoted on the SME, and prices quoted on the London Metal Exchange (“LME”) in Q2 Fiscal 2027 and 2026:

	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q2 F2027	Q2 F2026	Q2 F2027	Q2 F2026	Q2 F2027	Q2 F2026	Q2 F2027	Q2 F2026
Net realized selling prices	$61.83	$33.89	$3,955	$2,986	$0.97	$0.91	$1.75	$0.98
SME	$70.05	$40.70	$4,233	$3,428	$1.04	$1.06	$1.71	$1.40
LME	$62.28	$39.51	$4,262	$3,458	$0.86	$0.91	$1.70	$1.28

Compared to Q2 Fiscal 2026, the average realized selling prices of silver and gold in Q2 Fiscal 2027 increased by 82% and 32%, respectively, while the average silver and gold prices quoted on the SME increased by 72% and 23%, and the average silver and gold prices quoted on the LME increased by 58% and 23%, respectively.

1 Non-GAAP measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Costs of mine operations in Q2 Fiscal 2027 were $32.2 million, down 24% compared to $42.5 million in Q2 Fiscal 2026. Items included in costs of mine operations are as follows:

	Q2 Fiscal 2027	Q2 Fiscal 2026	Change
Production costs	$19,213	$27,240	(29)%
Depreciation and amortization	5,637	8,375	(33)%
Mineral resource taxes	1,621	1,750	(7)%
Government fees and other taxes	2,290	2,242	2%
General and administrative	3,453	2,865	21%
	$32,214	$42,472	(24)%

Production costs expensed in Q2 Fiscal 2027 were $19.2 million, down $8.0 million compared to $27.2 million in Q2 Fiscal 2026 and depreciation and amortization expensed in Q2 Fiscal 2027 were $5.6 million, down $2.8 million compared to $8.4 million in Q2 Fiscal 2026 , mainly due to lower production as discussed above.

Mine general and administrative expenses for the mine operations in Q2 Fiscal 2027 were $3.5 million, up 21% compared to $2.9 million in Q2 Fiscal 2026. Items included in general and administrative expenses for the mine operations are as follows:

	Q2 Fiscal 2027	Q2 Fiscal 2026	Change
Amortization and depreciation	$265	$241	10%
Office and administrative expenses	893	553	61%
Professional fees	103	67	54%
Salaries and benefits	2,192	2,004	9%
	$3,453	$2,865	21%

Salaries and benefits were up 9% in Q2 Fiscal 2027 compared with Q2 Fiscal 2026, mainly due to a headcount increase at the Ying Mining District.

Income from mine operations in Q2 Fiscal 2027 was $39.9 million, down 2% compared to $40.9 million in Q2 Fiscal 2026. The decrease was mainly due to lower production as discussed above. Income from mine operations at the Ying Mining District was $39.4 million, compared to $38.2 million in Q2 Fiscal 2026. Income from mine operations at the GC Mine was $0.47 million, compared to $2.7 million in Q2 Fiscal 2026.

Corporate general and administrative expenses in Q2 Fiscal 2027 were $7.2 million, up 64% or $2.8 million, compared to $4.4 million in Q2 Fiscal 2026. The increase was mainly due to the increase in share-based compensation cost, and the personnel and office costs at the expanding Ecuador and Kyrgyzstan operations. Items included in corporate general and administrative expenses are as follows:

	Q2 Fiscal 2027	Q2 Fiscal 2026	Change
Amortization and depreciation	$297	$167	78%
Office and administrative expenses	1,272	630	102%
Professional Fees	408	18	2167%
Salaries and benefits	2,859	2,326	23%
Share-based compensation	2,375	1,248	90%
	$7,211	$4,389	64%

Foreign exchange gain in Q2 Fiscal 2027 was $1.0 million compared to a loss of $0.5 million in Q2 Fiscal 2026, mainly driven by the exchange rates of the U.S. dollar against the Canadian dollar and the Australian dollar as the functional currency of the corporate office of the Company and its immediate holding companies incorporated in the British Virgin Islands has been changed to the U.S. dollar from the Canadian dollar since October 2024.

Share of loss in associates in Q2 Fiscal 2027 was $0.5 million, compared to gain $0.6 million in Q2 Fiscal 2026. Share of income or loss in associates represent the Company’s equity pickup in NUAG and AURO.

Gain on investments in Q2 Fiscal 2027 was $0.01 million, a decrease of $21.6 million compared to $21.6 million in Q2 Fiscal 2026. The gain was mainly attributable to the fair value change of mark-to-market investments.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Charge on fair valuation of derivative liabilities in Q2 Fiscal 2027 was $nil compared to a loss of $53.2 million in Q2 Fiscal 2026, mainly due to the removal of the Company’s option to settle conversions of the convertible notes in cash. Details of the convertible notes are described in section 7 - Convertible Notes below.

Other items primarily comprise property evaluation and business development expenses, gain or loss on disposal of plant and equipment, safety improvements at the Ying Mining District and other income or expenses. Property evaluation and business development expenses in Q2 Fiscal 2027 were $1.2 million compared to $0.2 million in Q2 Fiscal 2026 which is mainly associated with the Proposed Hong Kong listing.

Finance items comprise finance income net of finance costs. Finance income in Q2 Fiscal 2027 was $2.0 million compared to $2.9 million in Q2 Fiscal 2026, the decrease mainly due to lower interest rates. The Company invests in short-term investments which include term deposits, money market instruments, and bonds. Finance costs for the three months ended September 30, 2026 were $3.7 million, up 23% compared to $3.0 million in the same prior year period, mainly due to the accretion of long-term deposit. Items included in finance costs are as follows:

	Q2 Fiscal 2027	Q2 Fiscal 2026	Change
Interest on lease obligation	$20	$26	(23)%
Interest on convertible notes	2,743	2,965	(7)%
Accretion of long-term deposit	927	—	100%
Accretion of environmental rehabilitation liabilities	52	44	18%
	$3,742	$3,035	23%

Income tax expenses in Q2 Fiscal 2027 were $13.0 million, up 51% compared to $8.6 million in Q2 Fiscal 2026, including a current income tax expense of $10.7 million (Q2 Fiscal 2026 - $7.4 million) and a deferred income tax expense of $2.3 million (Q2 Fiscal 2026 - $1.2 million). The current income tax expenses in Q2 Fiscal 2027 included withholding tax expenses of $6.4 million (Q2 Fiscal 2026 - $2.6 million), which were paid at a rate of 10% on dividends distributed out of China.

(c)	Overview of the Financial Results for the six months ended September 30, 2026

Net income attributable to equity shareholders of the Company for the six months ended September 30, 2026 was $64.7 million or $0.29 per share, compared to net income of $6.6 million or $0.03 per share in the same prior year period which was mainly impacted by a $58.0 million charge on the derivative liabilities which related to the convertible notes issued in November 2024.

The adjusted earnings attributable to equity shareholders of the Company1 was $72.3 million or $0.33 per share, after excluding $23.6 million of non-cash or one-time expenses, the $11.1 million gain on mark-to-market of investments and the $6.2 million gain on disposal of certain subsidiaries in Ecuador, compared to $43.6 million or $0.20 per share in the same prior year period.

The adjusted EBITDA attributable to equity shareholders of the Company1 was $115.0 million or $0.52 per share, compared to $73.3 million or $0.34 per share in the same prior year period.

Revenue for the six months ended September 30, 2026 was $210.8 million, up 28% compared to $164.7 million in the same prior year period. The increase is mainly attributable to the increases of 111% and 34% in the selling prices of silver and gold, respectively.

The following table summarizes the metals sold, net realized selling price and revenue achieved for each metal.

1 Non-GAAP measures, please refer to section 13 for reconciliation.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Six months ended September 30, 2026			Six months ended September, 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Metal Sales
Silver (million ounces)	2.3	0.1	2.4	3.2	0.3	3.5
Gold (ounces)	4,028	—	4,028	3,984	—	3,984
Lead (million pounds)	20.0	1.1	21.2	27.6	2.4	30.0
Zinc (million pounds)	2.2	3.1	5.3	3.3	7.6	10.9
Revenue
Silver (in thousands of $)	154,911	5,951	160,862	103,943	6,168	110,111
Gold (in thousands of $)	15,862	—	15,862	11,681	—	11,681
Lead (in thousands of $)	19,694	1,129	20,823	25,852	2,202	28,054
Zinc (in thousands of $)	3,550	3,979	7,529	3,276	7,291	10,567
Other (in thousands of $)	3,523	2,163	5,686	2,791	1,460	4,251
	197,540	13,222	210,762	147,543	17,121	164,664
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($/ounce)	67.03	57.22	66.61	32.29	23.28	31.60
Gold ($/ounce)	3,938	—	3,938	2,932	—	2,932
Lead ($/pound)	0.98	0.99	0.98	0.94	0.91	0.94
Zinc ($/pound)	1.58	1.29	1.42	0.99	0.96	0.97

Costs of mine operations for the six months ended September 30, 2026 were $86.1 million, down 2% compared to $88.0 million in the same prior year period. Items included in costs of mine operations are as follows:

	Six months ended September 30,
	2026	2025	Change
Production costs	$53,836	$56,582	(5)%
Depreciation and amortization	14,727	17,388	(15)%
Mineral resource taxes	4,458	3,501	27%
Government fees and other taxes	6,969	4,515	54%
General and administrative	6,136	5,997	2%
	$86,126	$87,983	(2)%

Production costs expensed in six months ended September 30, 2026 were $53.8 million, down 5% compared to $56.6 million in the same prior year period.

The increase in the mineral resource taxes was mainly due to higher revenue achieved.

Items included in government fees and other taxes are as follows:

	Six months ended September 30,
	2026	2025	Change
Government fees	$41	$47	(13)%
Mineral rights royalty	4,653	2,894	61%
Other taxes	2,275	1,574	45%
	$6,969	$4,515	54%

Government fees include environmental protection fees paid to the state and local Chinese government. Mineral rights royalty is calculated based on certain percentages of revenue arising from the mineral resources that had not yet been compensated to the local government, and other taxes were composed of surtax on value-added tax, land usage levy, stamp duty and other miscellaneous levies, duties and taxes imposed by the state and local Chinese government. For the six months ended September 30, 2026, mineral rights royalty were $4.7 million, up 61% compared to $2.9 million in the same prior year period, and other taxes were $2.3 million, up 45% compared to $1.6 million in the same prior year period, mainly driven by higher revenue.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Mine general and administrative expenses for the mine operations for the six months ended September 30, 2026 were $6.1 million, up 2% compared to $6.0 million in the same prior year period. Items included in general and administrative expenses for the mine operations are as follows:

	Six months ended September 30,
	2026	2025	Change
Amortization and depreciation	$525	$472	11%
Office and administrative expenses	1,730	1,111	56%
Professional fees	194	162	20%
Salaries and benefits	3,687	4,252	(13)%
	$6,136	$5,997	2%

Income from mine operations for the six months ended September 30, 2026 was $124.6 million, up 63% compared to $76.7 million in the same prior year period. The increase was mainly attributable to the increase in the net realized metal selling prices and the decrease in production cost associated with lower production, partially offset by increases of $1.8 million in mineral rights royalties and $1.0 million in mineral resource taxes. Income from mine operations at the Ying Mining District was $119.5 million, compared to $72.5 million in the same prior year period. Income from mine operations at the GC Mine was $5.1 million, compared to $4.1 million in the same prior year period.

Corporate general and administrative expenses for the six months ended September 30, 2026 were $13.6 million, up 48% or $4.4 million, compared to $9.2 million in the same prior year period. The increase was mainly due to the increase in share-based compensation cost, and the personnel and office costs at the expanding Ecuador and Kyrgyzstan operations. Items included in corporate general and administrative expenses are as follows:

	Six months ended September 30,
	2026	2025	Change
Amortization and depreciation	587	373	57%
Office and administrative expenses	2,153	1,630	32%
Professional Fees	1,051	326	222%
Salaries and benefits	5,674	4,396	29%
Share-based compensation	4,135	2,442	69%
	13,600	9,167	48%

Foreign exchange loss for the six months ended September 30, 2026 was $0.3 million compared to a gain of $0.2 million in the same prior year period, mainly driven by the exchange rates of the U.S. dollar against the Canadian dollar and the Australian dollar as the functional currency of the corporate office of the Company and its immediate holding companies incorporated in the British Virgin Islands has been changed to the U.S. dollar from the Canadian dollar since October 2024.

Share of loss in associates for the six months ended September 30, 2026 was $0.9 million, compared to a gain of $0.2 million in the same prior year period. Share of income or loss in associates represent the Company’s equity pickup in NUAG and AURO.

Gain on investments for the six months ended September 30, 2026 was $11.1 million, a decrease of $14.9 million compared to $26.1 million in the same prior year period. The gain was mainly attributable to the fair value change of mark-to-market investments.

Charge on fair valuation of derivative liabilities for the six months ended September 30, 2026 was $nil compared to a loss of $58.0 million in the same prior year period, mainly due to the removal of the Company’s option to settle conversions of the convertible notes in cash. Details of the convertible notes are described in section 7 - Convertible Notes below.

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Gain on disposal of subsidiaries for the six months ended September 30, 2026 was $6.2 million, which represented the disposal gain of the Santa Barbara Gold-Copper Project. Details are described in section 12 - Transactions with Related Parties below.

Other items primarily comprise property evaluation and business development expenses, gain or loss on disposal of plant and equipment, safety improvements at the Ying Mining District and other income or expenses. Property evaluation and business development expenses for the six months ended September 30, 2026 were $4.0 million compared to $0.4 million in the same prior year period, which is mainly associated with the Proposed Hong Kong listing and other exploration opportunities.

Finance items comprise finance income net of finance costs. Finance income for the six months ended September 30, 2026 was $4.0 million compared to $6.2 million in the same prior year period, the decrease mainly due to lower interest rates. The Company invests in short-term investments which include term deposits, money market instruments, and bonds. Finance costs for the six months ended September 30, 2026 were $6.7 million, up 5% compared to $6.4 million in the same prior year period, mainly due to the accretion of long-term deposit. Items included in finance costs are as follows:

	Six months ended September 30,
	2026	2025	Change
Interest on lease obligation	$42	$110	(62)%
Interest on convertible notes	5,485	6,160	(11)%
Accretion of long-term deposit	1,051	—	100%
Accretion of environmental rehabilitation liabilities	91	89	2%
	$6,669	$6,359	5%

Income tax expenses for the six months ended September 30, 2026 were $26.1 million, up 74% compared to $15.0 million in the same prior year period, including a current income tax expense of $22.1 million (same prior year period - $15.4 million) and a deferred income tax expense of $4.0 million (same prior year period - $0.3 million (deferred income tax recovery)). The current income tax expenses for the six months ended September 30, 2026 included withholding tax expenses of $6.4 million (same prior year period - $4.7 million), which were paid at a rate of 10% on dividends distributed out of China.

6.	Liquidity, Capital Resources, and Contractual Obligations

Liquidity

The following tables summarize the Company’s cash and cash equivalents, short-term investments, and working capital position.

As at	September 30, 2026	March 31, 2026	Change
Cash and cash equivalents	$383,451	421,989	(38,538)
Short-term investments	293	346	(53)
	$383,744	$422,335	$(38,591)

Working capital	$289,132	$319,461	$(30,329)

Cash, cash equivalents and short-term investments as at September 30, 2026 were $383.7 million, down $38.6 million, compared to $422.3 million as at March 31, 2026. The decrease in cash and cash equivalents was mainly due to the $60 million payment to the NIA following the mining license extension for the Chaarat ZAAV project, partially offset by the free cash flow generated from operations.

Working capital as at September 30, 2026 was $289.1 million, down $30.3 million compared to $319.5 million as at March 31, 2026.

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The following table summarizes the Company’s cash flow for the three and six months ended September 30, 2026 and 2025.

	Three months ended September 30,			Six months ended September 30,
	2026	2025	Changes	2026	2025	Changes
Cash flow
Cash provided by operating activities	$62,683	$39,180	$23,503	$124,366	$87,461	$36,905
Cash used in investing activities	(58,756)	(28,185)	(30,571)	(146,843)	(52,738)	(94,105)
Cash used in financing activities	(7,245)	(6,773)	(472)	(20,608)	(19,891)	(717)
(Decrease) increase in cash and cash equivalents	(3,318)	4,223	(7,541)	(43,085)	14,832	(57,917)
Effect of exchange rate changes on cash and cash equivalents	13	886	(873)	4,547	2,411	2,136
Cash and cash equivalents, beginning of the period	386,757	376,112	10,645	421,989	363,978	58,011
Cash and cash equivalents, end of the period	$383,451	$381,221	$2,230	$383,451	$381,221	$2,230

Cash flow generated from operating activities in Q2 Fiscal 2027 was $62.7 million including the $43.9 million draw-down from Wheaton in July 2026, up $23.5 million, compared to $39.2 million in Q2 Fiscal 2026. Before changes in non-cash operating working capital, cash flow from operations was $71.0 million, up $31.0 million compared to $39.9 million in Q2 Fiscal 2026.

For the six months ended September 30, 2026, cash flow provided by operating activities was $124.4 million, up $36.9 million compared to $87.5 million for the same prior year period. Before the changes in non-cash operating working capital, cash flow from operating activities was $141.3 million, up $62.8 million compared to $78.5 million for the same prior year period.

Cash flow used in investing activities in Q2 Fiscal 2027 was $58.8 million, compared to $28.2 million in Q2 Fiscal 2026, and comprised mostly of:

·	$47.0 million spent on mineral exploration and development expenditures (Q2 Fiscal 2026 - $25.3 million); and

·	$11.1 million spent to acquire plant and equipment (Q2 Fiscal 2026 - $2.5 million).

For the six months ended September 30, 2026, cash flow used in investing activities was $146.8 million, compared to $52.7 million in the same prior year period, and comprised mostly of:

·	$60.0 million spent on acquisition of mineral rights and properties (same prior year period - $nil);

·	$75.5 million spent on mineral exploration and development expenditures (same prior year period - $48.3 million); and

·	$15.6 million spent to acquire plant and equipment (same prior year period - $5.3 million).

Cash flow used in financing activities Q2 Fiscal 2027 was $7.2 million, compared to $6.8 million in Q2 Fiscal 2026, and comprised mostly of:

·	$7.2 million spent on distributions to non-controlling shareholders (Q2 Fiscal 2026 - $7.1 million); and

·	$0.03 million proceeds from issuance of common shares (Q2 Fiscal 2026 - $0.4 million).

Cash flow used in financing activities for the six months ended September 30, 2026 was $20.6 million, compared to $19.9 million used in the same prior year period, and comprised mostly of:

·	$14.3 million spent on distributions to non-controlling shareholders (same prior year period - $14.2 million);

·	$3.6 million spent on interest paid on convertible notes (same prior year period - $4.0 million); and

·	$2.8 million spent on cash dividends distributed (same prior year period - $2.7 million).

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns on investments for shareholders. The Company’s strategy to achieve these objectives is to invest its excess cash balance in a portfolio of primarily fixed income instruments.

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The Company monitors its capital structure based on changes in operations and economic conditions, and may adjust the structure by repurchasing shares, issuing new shares, or issuing debt. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced, and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares.

In November 2024, the Company issued an aggregate amount of $150 million unsecured senior Convertible Notes on a private placement basis before transaction costs of $6.6 million. The Convertible Notes mature on December 15, 2029, and bear interest at 4.75% per annum, payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2025. Details of the Convertible Notes are described in section 7 - Convertible Notes below.

As at September 30, 2026, the Company had cash, cash equivalents, and short-term investments of $383.7 million and working capital of $289.1 million. The Company also has a stream financing credit of $175.5 million for the El Domo Project construction (of which $87.8 million is undrawn as at September 30, 2026), and holds a portfolio of equity investments in associates and other companies with a total market value of $428.0 million as at September 30, 2026. In addition, on April 20, 2026, the Company entered into a syndicated term loan facilities agreement (the “Facilities”) with a syndicate of international banks. The Facilities provide for an aggregate principal amount of RMB1.5 billion (approximately $220 million) consisting of two tranches: Facility A (floating rate) in the amount of RMB452.5 million, which bears interest at CNH HIBOR plus a margin of 1.92% per annum; and Facility B in the amount of RMB1,047.5 million, which bears a fixed interest rate of 3.67% per annum. Interest rates on both tranches are subject to reduction based on the Company’s consolidated net leverage ratio. The Facilities have a maturity of three years from the date of initial drawdown. As of the date of the financial statements, the initial drawdown had not occurred. Subsequently, on October 16, 2026, the Company made an initial draw-down of 50% of the Facilities, amounting to RMB750 million (approximately $112 million); after deducting an upfront fee, net proceeds of approximately RMB719 million (approximately $107 million) were received. The Facilities are guaranteed by the Company and certain of its subsidiaries and are secured by certain accounts and share security. Proceeds from the Facilities are to be used for general corporate purposes and to support the Company’s global growth initiatives, optimizing the Company’s capital structure and strengthening its financial flexibility.

The Company’s financial position at September 30, 2026 and the operating cash flows that are expected over the next 12 months lead the Company to believe that the Company’s liquid assets are sufficient to satisfy the Company’s Fiscal 2027 and Fiscal 2028 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A. The Company is not subject to any externally imposed capital requirements.

Contractual Obligation and Commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial and non-financial liabilities, shown in contractual undiscounted cash flow as at September 30, 2026.

	Within a year	2-5 years	Total
Accounts payable and accrued liabilities	$101,938	$—	$101,938
Deposits received	12,237	—	12,237
Convertible notes	7,125	167,842	174,967
Lease obligation	322	850	1,172
Income tax payable	9,804	—	9,804
Total Contractual Obligation	$131,426	$168,692	$300,118

The Company’s customers are required to make full payments as deposits prior to the shipment of its concentrate inventories, and the customers also have rights to demand repayment of any unused deposits paid.

Further details regarding the contractual terms of the convertible notes are provided in section 7 - Convertible Notes below. The Company actively monitors its exposure to this potential obligation and manages it as part of its overall liquidity risk management strategy.

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

7.	Convertible Notes

The Company's US$150 million 4.75% unsecured convertible senior notes mature on December 15, 2029, with interest payable semi-annually on June 15 and December 15. The notes are convertible at 216.0761 common shares per $1,000 principal (approximately $4.628 per share), subject to adjustment. As described in the Company's annual consolidated financial statements for the year ended March 31, 2026, following the supplemental indenture dated March 18, 2026, conversions are settled exclusively in common shares, and the conversion feature is classified in equity. The liability component is measured at amortized cost using an effective interest rate of 12.6%.

The continuity of the convertible notes is as follows:

Convertible Notes
Balance as at April 1, 2025	$110,653
Interest accretion	14,093
Interest payment	(7,521)
Balance as at March 31, 2026	$117,225
Interest accretion	7,386
Interest payment	(3,563)
Balance as at September 30, 2026	$121,048
Presentation
Current portion of convertible notes	2,089
Long-term portion of convertible notes	118,960
Total	$121,049

8.	Environmental Rehabilitation Provision

The estimated future environmental rehabilitation costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. In view of uncertainties concerning environmental rehabilitation obligations, the ultimate costs could be materially different from the amounts estimated. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the environmental rehabilitation costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

As at September 30, 2026, the total inflated and undiscounted amount of estimated cash flows required to settle the Company’s environmental rehabilitation provision was $14.1 million (March 31, 2026 - $14.1 million), which has been discounted using an average discount rate of 1.98% (March 31, 2026 - 1.98%).

During the three and six months ended September 30, 2026, the Company incurred actual reclamation expenditures of $0.6 million and $1.1 million, respectively (three and six months ended September 30, 2025 - $0.5 million and $0.7 million, respectively), paid reclamation deposit of $nil and $0.8 million, respectively (three and six months ended September 30, 2025 - $0.4 million and $0.7 million, respectively), and received $nil and $0.1 million reclamation deposit refund (three and six months ended September 30, 2025 - $0.2 million and $0.3 million, respectively).

9.	Silvertip Royalty Consideration

On April 5, 2017, the Company entered into a royalty purchase and sale agreement with Maverix Metals Inc. ("Maverix"), a Canadian precious metals royalty and streaming company, to sell its 2.5% net smelter return ("NSR") on the Silvertip Mine for consideration payable as follows:

(1)  3,800,000 Maverix common shares on closing of the transaction; and

(2)  2,800,000 Maverix common shares when the Silvertip Mine achieves:

(a) commercial production, and

(b) a cumulative throughput of 400,000 tonnes of ore through the processing plant.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

On April 19, 2017, the transaction closed and the Company received a total of 3,800,000 Maverix common shares valued at $4,319 (CAD$5.8 million). Triple Flag Precious Metals Corp. (TFPM) acquired Maverix in January 2023, where holders of Maverix common shares were entitled to receive either $3.92 in cash or 0.360 of a TFPM common share for each Maverix Share held.

As of September 30, 2026, the milestone in point (2)(b) above has not been achieved. Accordingly, the contingent consideration has not been recognized in the unaudited condensed consolidated interim financial statements. The Company estimates that when the milestone is achieved, the Company will be entitled to receive approximately 1,008,000 TFPM shares.

10.	Risks and Uncertainties

The Company is exposed to a number of risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in the U.S. dollar whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; economic and social risks related to conducting business in foreign jurisdictions such as China, Ecuador and Kyrgyzstan; risks relating to regulation, government safety inspections and mining suspensions; environmental risks; risks related to its relations with employees and local communities where the Company operates.

Management and the Board continuously assess risks that the Company is exposed to and attempt to mitigate these risks where practical through a range of risk management strategies.

These and other risks could materially affect our business, financial condition and results of operations, and the trading price of our common shares. You should carefully read and consider such risks and uncertainties. These risks and uncertainties may not be the only ones we face, and additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business, financial condition and results of operations. The above risks and other risks are described in the Company’s Annual Information Form, NI 43-101 technical reports, Form 40-F, annual MD&A and annual Audited Consolidated Financial Statements, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Readers are encouraged to refer to these documents for a more detailed description of the risks and uncertainties inherent to Silvercorp’s business.

(a)	Financial Instruments Risk Exposure

The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2026 under Note 26 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The following provides a description of the risks related to financial instruments and how management manages these risks:

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents, and short-term investments.

Foreign exchange risk

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries, intermediate holding companies, and subsidiaries in Ecuador, is the US dollar. The functional currency of all Chinese subsidiaries is the Chinese yuan ("RMB"). The functional currency of all Kyrgyz subsidiaries is the Kyrgyz som ("KGS"). The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in RMB, which would impact the Company's other comprehensive income or loss; and financial instruments that are denominated in the Canadian dollar ("CAD"), the Australian dollar ("AUD") and the Kyrgyz som ("KGS"), which would impact the Company's net income.

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The Company currently does not engage in foreign exchange currency hedging. The sensitivity of the Company’s other comprehensive income or loss and net income due to the exchange rates of the U.S. dollar against RMB, CAD, KGS and AUD as at September 30, 2026 is summarized as follows:

Currency	Cash and cash equivalents	Short-term investments	Trade and other receivables	Due from related parties	Prepaids and deposits	Other investments	Accounts payable and accrued liabilities	Lease liabilities	Total	Effect of +/- 10% change in currency
RMB	$230,220	$—	$1,322	$—	$9,846	$—	$(81,890)	$—	$159,498	$15,950
CAD	1,211	24	—	676	639	60,351	(1,124)	(872)	60,905	6,091
KGS	286	—	—	—	—	—	(3,170)	—	(2,884)	(288)
AUD	780	—	—	—	—	963	—	—	1,743	174
	$232,497	$24	$1,322	$676	$10,485	$61,314	$(86,184)	$(872)	$219,262	$21,926

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and cash equivalents, short-term investments, lease liabilities, convertible notes, and the mark-to-market value of derivative instruments. All of the Company's cash, cash equivalents and short-term investments earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in interest rates would not have a significant impact on the Company’s net income.

As at September 30, 2026, the Company had $1.0 million in lease obligations bearing annualized interest rates ranging from 7.0% to 15.6%. The Company also had $121.0 million in convertible notes liabilities that are discounted at 12.6% in respect of its unsecured senior convertible notes. The principal of the unsecured convertible notes is $150.0 million, bearing a fixed coupon rate of 4.75% and with a maturity date of December 15, 2029. As the amount of the lease obligation is immaterial and the convertible notes bear interest at fixed rates, they are not subject to significant interest rate risk.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated with accounts receivable, prepayments to contractors and suppliers, due from related parties, cash and cash equivalents, and short-term investments. The carrying amount of assets included on the statements of financial position represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary, requires deposits from customers prior to delivery, and has monitoring processes intended to mitigate credit risks. There were no material amounts in trade or other receivables which were past due on September 30, 2026 (March 31, 2026 - nil).

Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holdings are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio as at September 30, 2026, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to net income of $5.9 million.

(b)	Metals price risk

The Company primarily produces and sells silver, lead, zinc, gold and other metals in different concentrates. As the Company does not operate a smelter, the Company’s revenues are in large part derived from sales of silver, lead, zinc, and gold in concentrates produced by the company's mining and milling activities to different smelters or trading companies. The sales price for silver is based on the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead, zinc and copper are based on the Shanghai Metals Exchange Market as quoted at www.shmet.com; and gold is based on the Shanghai Gold Exchange as quoted at www.sge.com.cn, after the deduction of certain smelter charges by smelters.

Management’s Discussion and Analysis	Page 28

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The prices of these commodities have fluctuated widely and are affected by factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased or decreased supplies. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s non-controlling interest holders or under its permits or licenses.

(c)	Mineral Reserve and Resource estimates may not reflect the amount of minerals that may ultimately be extracted as uncertainties are involved in the estimation of Mineral Reserves and Resources

The Mineral Resources and Mineral Reserves estimates of mineral assets as disclosed to investors/shareholders are based on a number of assumptions made by the relevant Qualified Persons in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") of Canada. Any report of Mineral Resources and Mineral Reserves estimates of our mineral assets not reviewed and checked by a Qualified Person is not NI 43-101 compliant and cannot be relied on.

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. The figures for mineral reserves and mineral resources contained in this MD&A are estimates only and based on a number of assumptions, any adverse changes to which could require us to lower our mineral resource and mineral reserve estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves could be mined or processed profitably. Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to prices, costs, regulations, and environmental and geological factors. These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us.

There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production, or that the known and experienced recoveries will continue.

Mines in China are required to file an "Annual Reserve Report" every year, which serves as the basis for third-party reports used by government regulatory authorities in the management of mining enterprises. The report must state, within the areas delineated in the first report of Mineral Resources and Mineral Reserves estimates filed with the Department of Natural Resources before applying for the mining permit, the tonnage and grade of minerals mined and the reserves remaining at year-end during the valid period of the mining permit. The Annual Reserve Report does not require mines to submit updated Mineral Resources and Mineral Reserves estimates every year; therefore, any new discoveries after the mining permit is issued and during production may not be reflected in the annual Reserve Report. Accordingly, the results of the Annual Reserve Report may differ from those of an NI 43-101 report completed for that year, as the latter will include any new discoveries. As the Chinese report generally use different standards, including cut-off grade and cut-off time data or effective date, it may have different results from NI 43-101 Mineral Resources and Mineral Reserves estimates.

Management’s Discussion and Analysis	Page 29

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(d)	Mineral Reserve and Resource estimates may change adversely, and such changes may negatively impact our results of operations or financial conditions

Unless otherwise indicated, mineral resource and mineral reserve estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by the Company’s personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The mineral resource and mineral reserve estimates have been determined based on assumed future prices, cut-off grades, operating costs and other estimates that may prove to be inaccurate. There can be no assurance that these estimates will be accurate, that mineral reserve, mineral resource or other mineralization figures will be accurate, or that the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

The market price of silver, lead, zinc, gold, and other metals is subject to fluctuations, which can affect the economic viability of developing our Mineral Reserves for a specific project or lead to a reduction in reserves. There is no guarantee that Mineral Resource estimates will be reclassified as Proven or Probable Reserves or that the mineralization can be mined or processed profitably. Inferred Mineral Resources are highly uncertain in terms of their existence and economic and legal feasibility. Additionally, Mineral Resource estimates may be revised based on actual production experience. The evaluation of reserves and resources is influenced by economic and technological factors that may change over time. If our Mineral Reserve or Mineral Resource figures are decreased in the future, it could have a negative impact on our cash flows, earnings, operational results, and financial condition.

(e)	Mineral exploration activities have a high risk of failure and may never result in finding ore bodies sufficient to develop a producing mine

The long-term operation of our business and profitability is dependent, in part, on the costs and success of our exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that our mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of our mineral properties will follow only upon obtaining satisfactory exploration results.

Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metals prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond our control. As a result, there can be no assurance that our exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse effect on our operations and profitability.

(f)	Mineral projects have a finite life and eventual closure of the mineral projects will entail costs and risks regarding on-going, rehabilitation, and compliance with environmental standards

All mining operations have a finite life and will eventually close. The key costs and risks for mine closures are (i) long-term management of permanent engineered structures; (ii) achievement of environmental remediation rehabilitation and closure standards (including the assessment, funding and implementation of post-closure polluted and extraneous water pumping treatment); (iii) orderly retrenchment of employees; and (iv) relinquishment of the site with associated permanent structures and community development infrastructure and programs to new owners. The successful completion of these tasks is dependent on our ability to successfully implement negotiated agreements with the relevant government authorities, communities, and employees. The consequences of a difficult closure range from increased closure costs and handover delays to on-going environmental rehabilitation costs and damage to our reputation if a desired outcome cannot be achieved, all of which could materially and adversely affect our business and results of operations.

Management’s Discussion and Analysis	Page 30

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(g)	Market conditions may adversely affect our results of operations and financial condition

Many industries, including the mining industry, are affected by global and regional market and economic conditions. Factors such as inflation, interest rates, currency exchange rates, energy and fuel costs, tariffs and other trade measures, geopolitical conflict, and volatility in equity, credit, commodity and foreign exchange markets may adversely affect our growth, profitability and our ability to obtain financing, Specifically: (i) the volatility of prices for silver, lead, zinc, gold and other metals we sell may impact our revenue, profits, losses, and cash flow; (ii) volatile energy and consumable prices, and currency exchange rates could impact our production costs; and (iii) the devaluation and volatility of global equity and debt markets may impact our ability to raise capital and the cost to do so. These factors could have a material adverse effect on our financial condition and results of operations.

(h)	Actual capital costs, operating costs, production levels and economic returns may differ significantly from those we have anticipated, and future development activities may not result in profitable mining operations

There is no assurance if and when a particular mineral property of ours can enter into production. The amount of future production is based on the estimates prepared by or for us. The capital and operating costs to take our projects into production or maintain or increase production levels may be significantly higher than anticipated. For example, in November 2026, the Company increased its El Domo construction budget by $14.6 million to $298.6 million, and delayed targeted commencement of production until November 2027, due to extended rainfall, increased diesel prices and other factors. Increases in costs and delays may occur and could have an adverse impact on the Company's projects, business, financial position, results of operations and the price of its common shares. Capital and operating costs of production and economic returns are based on estimates prepared by or for us and may differ significantly from their actual values. There can be no assurance that our actual capital and operating costs will not be higher than currently anticipated. In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by us.

(i)	Our estimates of future production, cost and capital expenditures may not be realized in actual production

We have in the past, and may in the future, provided estimates and projections of our future production, costs and capital expenditures. Any such information is forward-looking. These estimates are qualified by, and subject to, the assumptions contain herein and in the release, presentation or filing in which they are made, including the market prices of commodities, mineralization, recovery rates, the ability to sustain production levels, the sufficiency of our infrastructure, our ability to maintain our mining interests and necessary permits and licenses, our ability to complete construction and development activities in a timely manner, and our compliance with existing and future laws and regulations. We sometimes state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed but are not intended to represent that actual results could not fall outside of the suggested ranges. Actual results and experience may differ materially from these assumptions. Actual results being materially different from such estimates could have a material adverse effect on our financial conditions and results of operations and the price of our common shares.

(j)	The permits and licenses required for our mining and exploration may not be granted or renewed

Our operations are subject to various government approvals, licenses and permits. The Company's mineral exploration and mining activities may only be conducted after the Company has obtained or renewed its exploration or mining permits, land usage rights, environmental approvals, safety production permits and other permits and licenses related to our mining activities in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued or, if they are issued, that they will be renewed in an appropriate or timely manner.

Under the Chinese laws and regulations, when the mining permit in respect of a property expires, the holder of the expiring mining permit will be entitled to apply for an extension for an additional term. Although the Company has historically renewed its permits, land usage rights, environmental approvals, safety production permits and other permits relating to its mining activities, the GC Mine’s safety production permit expired in August 2026 and was not renewed, and there can be no assurance that this or other permits or licenses required will be renewed on a timely basis or at all. In addition, there can be no assurance as to whether the current relevant Chinese laws and regulations, as well as the current mining industry policy, will remain unchanged at the time of the extension application of such permits, nor can there be any assurance that the competent authorities will not use their discretion to deny or delay the renewal or the extension of relevant mining permits, land usage right, environmental approval, safety production permits and other permits related to our mining activities due to factors outside the Company’s control. Therefore, there can be no assurance that the Company will successfully renew its mining permits on favourable terms, or at all once such permits expire.

Management’s Discussion and Analysis	Page 31

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In China, to renew or apply for capacity expansion for a mining permit, the Company is required to complete a series of studies and reports for the permit area, including 1) a Mineral Resource estimate to Chinese standards; 2) a mine development plan; 3) a mine reclamation plan, an environment and soil preservation plan; 4) Soil and Water Conservation Program Design; 5) Mineral Right Valuation Report including a reconciliation of the resource; 6) Project Social Stability Risk Assessment Report; 7) Land Usage Pre-examination and Site Selection Opinion; and 8) Apply for Project Filing with the Development and Reform Commission of the local City.

Once a mining permit is issued or renewed, from the environmental permit aspect, the following work and procedures are required: 1) to complete an Environment Impact Assessment Report update; 2) to be reviewed by independent panel; 3) to be filed with the provincial government authority and to be approved by the authority or filing to be accepted by the authority; and 4) Self Environmental Protection evaluation and Acceptance after the mine development plan is completed. From a Safety Production aspect, the following work and procedures are required: 1) a detailed design for Safety Production Facilities for the mine development plan by a qualified Chinese engineering firm; 2) to be reviewed by independent panels; 3) Filing with provincial Department of Emergency Response; 4) Safety Production Facility Completion Assessment Report by third party; and 5) Granting of the Safety Production License.

For Safety Production approval, two separate Detailed Design for Safety Production Facilities for the mine development plans by a qualified Chinese engineering firm were completed and reviewed by independent panels, pending filing with relevant authority and approvals.

Any failure to obtain or any delay in obtaining or retaining any required governmental approval and filing, permits or licenses could subject the Company to a variety of administrative penalties or other government actions and adversely impact the Company’s business operations. The relevant state and provincial authorities in China do not allow permit renewal applications to be submitted earlier than 30 days before the permit expiration date and a delay of 2 to 3 months for permit application processing times is not uncommon. The relevant state and provincial authorities in China do not issue formal documentation to guarantee permit renewal while processing renewal applications.

No guarantee can be given that the necessary exploration and mining permits and licenses, such as the Environmental Permit and the Safety Production License, will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

If any administrative penalties and other government actions are imposed on or taken against the Company due to the Company’s failure to obtain, or delay in obtaining or retaining, any required governmental approvals, permits or licenses, the Company’s business, financial condition and results of operations could be materially and adversely affected.

(k)	The title to our mineral projects may be uncertain or defective, which puts our investments in such properties at risk

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, Indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

Management’s Discussion and Analysis	Page 32

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.

Title insurance is generally not available for mineral properties in China and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained. Accordingly, the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company’s properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company’s ability to develop or exploit the properties.

(l)	Non-controlling interest shareholders of our subsidiaries could materially affect our results of operations and financial conditions

Our interests in various projects may, in certain circumstances, become subject to the risks normally associated with the conduct of non-controlling interest shareholders. The existence or occurrence of one or more of the following events could have a material adverse impact on our profitability or the viability of our interests held with non-controlling interest shareholders, which could have a material adverse impact on our business prospects, results of operations and financial conditions: (i) disagreements with non-controlling interest shareholders on how to conduct exploration; (ii) inability of non-controlling interest shareholders to meet their obligations to the applicable entity or third parties; and (iii) disputes or litigation between shareholders regarding budgets, development activities, reporting requirements and other matters.

(m)	We may not successfully acquire additional commercially mineable mineral rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Our future growth and productivity will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: (i) establish Mineral Reserves through drilling and metallurgical and other testing techniques; (ii) determine metal content and metallurgical recovery processes to extract metal from the ore; and (iii) construct, renovate or expand mining and processing facilities.

In addition, if we discover a mineral deposit, it will likely take at least several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Our success at completing any acquisitions will depend on a number of factors, including, but not limited to identifying acquisitions that fit our business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional mineral rights.

(n)	We may fail to successfully acquire and integrate future acquisitions into existing operations

If we plan to acquire mineral assets in other overseas jurisdictions, the successful completion of such acquisitions are subject to risks and uncertainties relating to the relevant countries or regions, including but not limited to, (i) exposure to international, regional and local economic and conditions and regulatory policies; (ii) exposure to different legal standards and ability to enforce contracts in some jurisdictions; (iii) changes in legal development and enforcement; (iv) restrictions or requirements relating to foreign investments, in particular, on mineral resources; and (v) compliance with the requirements of applicable sanctions, anti-bribery and related laws and regulations.

If we make other acquisitions, any positive effects will depend on a variety of factors, including but not limited to: integration of the acquired business or property in a timely and efficient manner; maintaining our financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that we make an acquisition outside of the markets in which we have previously operated, conducting and managing operations in a new operating environment.

Management’s Discussion and Analysis	Page 33

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Acquiring additional businesses or properties could place pressure on our cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration, existing shareholders may experience dilution. The integration of our existing operations with any acquired business may require significant expenditures of time, attention, and funds. Achievement of the benefits expected from consolidation may require us to incur significant costs in connection with, among other things, implementing financial and planning systems. We may not be able to integrate the operations of a recently acquired business or restructure our previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from our management team, which may detract attention from our day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on our business, operating results, financial condition and the price of our Common Shares. In addition, the acquisition of mineral properties may subject us to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on us.

(o)	Our business requires significant and continuous capital investment and we may experience difficulty obtaining financing

Our operations and future growth require a high level of capital expenditure. We have invested significant amounts in the past and will continue to invest in maintaining and expanding our mining operations. The amount of our capital expenditure depends on a number of factors, such as the projected production mine plan over the life of mine, refurbishing infrastructure, replacement of equipment due to wear and tear and availability of funding for our exploration projects.

In addition, if more of our exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, our ability to continue exploration and development activities, if any, will depend in part on our ability to obtain suitable financing.

We intend to fund our capital expenditures, future acquisitions, and plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity or debt. Our ability to obtain external financing in the future at a reasonable cost is subject to a variety of uncertainties, including, among others: (i) our future financial condition, results of operations and cash flows; (ii) the condition of the global and domestic financial markets; and (iii) changes in the monetary policy of the relevant jurisdictions with respect to bank interest rates and lending practices. There is no assurance that those sources of external financing will continue to be available as required or on suitable terms, or at all. If we require additional funds and cannot obtain them on acceptable terms when required or at a reasonable financing cost or at all, we may be unable to fulfill our working capital needs, upgrade our existing facilities or expand our business. These or other factors may also prevent us from entering into transactions that would otherwise benefit our business or implementing our future strategies. Any of these factors may have a material adverse effect on our business, financial condition and results of operations.

In addition, another source of future funds presently available to us is through the sale of equity capital. There is no assurance this source of financing will continue to be available as required or on suitable terms, or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by us of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance we will be able to conclude any such agreements, on favorable terms or at all. The failure to obtain financing could have a material adverse effect on our growth strategy and results of operations and financial condition.

(p)	We operate in a highly competitive industry

The mining industry in general is intensely competitive and there is no assurance that a ready market will exist for the sale of metal concentrate, by us. Marketability of natural resources which may be discovered by us will be affected by numerous factors beyond our control, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in us not receiving an adequate return on our capital.

We may be at a competitive disadvantage in acquiring additional mining properties because we must compete with other individuals and companies, many of which have greater financial resources, operational experience, and technical capabilities than us. We may also encounter increasing competition from other mining companies in our efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of workforce. Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Management’s Discussion and Analysis	Page 34

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(q)	We derive a substantial portion of our sales from a small number of customers

Due to the nature of our business and industry practices, we generate a significant portion of our revenue from a small number of smelting companies located in proximity to our mining operations. For the fiscal years ended March 31, 2024, 2025 and 2026, sales to our five largest customers amounted to approximately USD188.6 million, USD247.0 million, USD337.8 million, respectively, representing 87.6%, 82.6% and 77.1% of our revenue for the same fiscal years, respectively.

Any suspension or shutdown at the smelters we supply could reduce their demand for our concentrates, delay purchases, or lead them to renegotiate treatment and refining charges on less favourable terms. If one or more of our major customers reduces or ceases purchases — whether due to its own capacity constraints, regulatory action, environmental non-compliance, financial difficulty, or a shift in prevailing treatment and refining charges in the PRC market — and we are unable to place the affected concentrate with other smelters in the region on a timely basis, we may be required to transport concentrate to more distant PRC smelters at higher cost, or to sell in the spot market at compressed realized prices. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

(r)	We rely on, and have a concentration of, third-party contractors for development, construction, mining and ore transportation work

Our projects have used third-party contractors for development, construction and mining, based on designs, plans and programs prepared by third-party engineering consulting companies or by ourselves, and our operations may be affected by the performance of these contractors. Although we monitor their work to help ensure it is carried out on time, on budget and in accordance with our planning and specifications, we may not be able to control the quality, safety and environmental standards of the work they conduct. Contractors may not follow government safety policies and regulations or our operational protocols designed to minimize the risk of accidents, casualties or fatalities, and in that event our operations could be significantly affected, potentially leading to temporary suspension of our mining operations or closure.

In addition, we are subject to risks arising from a concentration of suppliers. We have a concentration of suppliers, including contractors, mainly because we select suppliers based on their proximity to our mining operations and mine construction.

A significant portion of our production work is performed by mining contractors whose workforce is familiar with the specific geological conditions, mine layout, equipment and safety and operating procedures at our sites. This site-specific knowledge is developed over time and is not readily transferable. If we were required to replace a key contractor — whether because it cannot deliver services meeting our standards, ceases operations, raises prices to unacceptable levels, or fails to comply with PRC safety, environmental or licensing requirements — any replacement contractor would need to recruit and train personnel and become familiar with our operations before reaching comparable productivity. During this transition, we would likely experience lower operating efficiency, reduced output, higher costs and potential delays, and there is no assurance that a new contractor would ultimately achieve the same level of performance.

More generally, we cannot guarantee that our existing suppliers and contractors will continue to provide suitable materials and services on acceptable terms, or that comparable alternatives will be available within economic transport distance of our mines in the PRC on a timely basis. Because suitable suppliers and contractors are concentrated near our operations, our ability to switch is further constrained by the limited number of qualified local providers. If any of our key suppliers or contractors cannot deliver to our standards and we are unable to secure comparable replacements in a timely manner, our operations may be significantly disrupted and our business, financial condition and results of operations may be materially and adversely affected.

(s)	The production, processing and product delivery capabilities of our mining assets rely on their infrastructure being adequate and remaining available

Our operations depend on adequate infrastructure of our mining assets. Roads, power sources, transport infrastructure and water supplies are essential for the conduct of these operations and the availability and costs of these utilities and infrastructure affect capital and operating costs and, therefore, our ability to maintain expected levels of production and results of operations. Unusual weather or other natural phenomena, sabotage or other interference in the maintenance or provision of such infrastructure could impact the development of a project, reduce production volumes, increase extraction or exploration costs, or delay the transportation of raw materials to the mines and projects, and commodities to end customers. Any such issues arising in respect of the infrastructure supporting or on our sites could have a material adverse effect on our business, results of operations, financial condition and prospects.

Management’s Discussion and Analysis	Page 35

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(t)	We may not be able to maintain adequate and uninterrupted supplies of utilities

Our mining and ore processing processes require adequate and stable supply of electricity and water. No assurance can be given that we would not be subject to any power shortage, power shutdown and water shortfall in the future. In case of a power shortage, power shutdown or water shortfall, our operation might be disrupted or suspended. Our business, financial conditions and results of operation might be materially affected.

(u)	Our reputation in the communities in which we operate could deteriorate

The continued success of our existing operations and its future projects are in part dependent upon broad support of and a healthy relationship with the respective local communities and making a sound social program and local employment plan, in addition to conducting operations in a manner that is not detrimental to the environment. If it is perceived that we were not respecting or advancing the economic and social progress and safety of the communities in which we operate, our reputation and shareholder value could be damaged, which could have a negative impact on our “social license to operate”, our ability to operate, and our financial performance, and to secure new resources.

The consequences of negative community reaction could therefore have a material adverse impact on the costs, profitability, ability to finance or even the closure of an operation and ability to renew or obtain the required permits, licenses, or approvals from government authority. If our operations are delayed or shut down as a result of political and community instability, our earnings may be constrained, and the long-term value of our business could be adversely impacted. Even in cases where no action adverse to us is actually taken, the uncertainty associated with such political or community instability could negatively impact the perceived value of our assets and mining investments and, consequently, have a material adverse effect on our financial condition. Failure to comply with the social program and local employment plan could adversely impact upon our social license to operate and may result in the suspension and/or cancellation of our mining rights by government.

(v)	We are subject to environmental, health and safety laws, and other regulations and permits that may subject us to material costs, liabilities and obligations, including the suspension of operations

The Company’s activities are subject to extensive laws and regulations governing environmental protection, employee health and safety, and other mining-related regulations in jurisdictions where our mineral assets are located. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations.

The Company’s Chinese subsidiaries have been issued environmental and safety production permits with various expiration dates. These required permits are subject to periodic inspection by government authorities. Failure to pass the inspections may result in penalties, orders to rectify, or suspension of production, as occurred at the GC Mine in 2026. No guarantee can be given that the necessary permits will be issued to the Company. If they are issued, there is no guarantee that they will be renewed, or if renewed, under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

In China, mining operations are regulated largely by the Ministry of Natural Resources. In recent years, more regulatory bodies have become involved, resulting in a more complex regulatory environment and increased risks. The following are the main government ministries regulating the mining industry in China, each of which may give rise to different regulatory risks that could materially affect our operations in China:

1.            Ministry of Natural Resources, responsible for i) issuing the “Mining Right” and “Mining Permit” after approval of the Mineral Resource Mining Plan (including the Development and Utilization Plan) and the Mine Area Ecological Restoration Plan (these two plans replace the former “3-in-1 Plan”); ii) Mineral resource royalty management issuing Land and Forest Usage Right, which is very important for us as we are building many waste rock disposal sites which may require large land and forest usage areas. Obtaining a land and forest usage right may require “quota”, which is limited to a certain city or county, and will impact the possibility of obtaining such land usage right. The land usage right for the #3 mill at Ying is still under application. Currently in China a mining operation obtains a “Mining Permit” first before proceeding to obtain the following permits from other ministries, and obtaining a “Mining Permit” is not a guarantee of obtaining other permits; iii) issuing “Green Mine” certificate for a period of 3 years, failure to maintain the certificate will no longer enjoy preferential support in land use, forest land use, fiscal and tax matters, financial credit, etc., and project approval facilitation will also be cancelled;

Management’s Discussion and Analysis	Page 36

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

2.            Ministry of Water Resources is responsible for the approval, filing and routine supervision of soil and water conservation plans for mining projects; the approval of water intake permits and drainage/discharge permits for mine production, ore processing and domestic use; the unified allocation and approval of groundwater and well inflow water; verification and supervision of matters involving rivers, flood control and river-related construction; verification and supervision of water source areas and river/lake basins;

3.            Ministry of Ecology and Environment is responsible for i) Environmental Impact Assessment approval of new, expanded and modified mines, processing plants and tailings ponds; ii) Approval of the Mining Pollutant Discharge Permit; iii) The environmental “three simultaneous” requirements plus completion environmental acceptance; iv) Supervision of prevention and control measures for mine water, mineral processing wastewater wastewater, tailings pond clarified water and domestic sewage; v) Monitoring heavy metals and other characteristic pollutants; vi) Full-process supervision of waste gas, dust, noise, hazardous waste and domestic waste generated during mining operations;

4.            Ministry of Emergency Management, responsible for review and approval of mine safety facility designs and issuance of the “Safety Production Permit.” Safety supervision of mining operating conditions, safety standards for mining equipment and facilities (e.g., the six major safety systems), personnel training and tailings dam integrity; they inspect any deviation from the design, conduct enforcement, order suspension of production for rectification, and may initiate regional coordinated shutdowns triggered by safety incidents; they lead investigation, emergency response and rescue for mine occupational safety accidents. The “Safety Production Permit” is often much smaller in three-dimensional scope than a Mining Permit and generally has only a three-year term. Independently, the Provincial Counterparts of the National Mine Safety Administration also carry out mine safety inspection, supervise and inspect mine safety regulatory work of local Department of Emergency Management government, and conduct regular inspections of mine operation to meet mine safety facility designs;

5.            Ministry of Housing and Urban-Rural Development, responsible for Construction permits for new, expanded and modified above-ground buildings and supporting factory buildings at mines; Issuing the permit for fixed buildings such as dormitory, workshop and office building in our mine sites. Fire protection design review plus fire acceptance/filing for all buildings; Approval and issuance of general contracting qualifications for mine engineering construction;

6.            Ministry of Public Security, responsible for issuing the Civil Explosives Purchase Permit, Civil Explosives Transport Permit, Blasting Operation Unit Permit and Blasting Personnel Permit, and for monitoring the flow of civil explosives. Maintain an information system to supervise and monitor the daily usage of explosives. Explosives personnel are required to upload daily usage of explosives in the systems. Failure to reconcile usage will lead to revocation of the Explosives Permit;

7.            National Health Commission, responsible for occupational disease prevention and control and occupational health; “Three simultaneous” requirements for occupational disease protection facilities, occupational hazard project declaration, workplace testing and evaluation, occupational health surveillance, and occupational disease diagnosis and appraisal management;

8.            Development and Reform Commission, responsible for Approval/filing of "project proposal” for investment projects and improvement of existing projects. Issuing new debt and bonds.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters. There are also laws and regulations prescribing reclamation activities on some mining properties. Legislation, regulation and laws related to mining in jurisdictions where our mineral assets are located are evolving toward higher standards and stricter enforcement. This includes increased fines and penalties for non-compliance, more stringent environmental and safety assessments of proposed projects and changes to existing operations, and increasing responsibility for companies and their officers, directors and employees. In China, a new Code for the Design of Safety Facilities for Metal and Nonmetal Underground Mines is expected to take effect in March 2027. Compliance with these laws and regulations may require significant capital outlays and may cause material changes or delays in our intended activities.

Management’s Discussion and Analysis	Page 37

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Amendments to current Chinese and other relevant jurisdictions' laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on us. They could increase capital expenditure, or production costs or reduce production at producing properties, or require the abandonment or delay in the development, or divestiture of new or existing mining properties. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, and cause us to re-evaluate those activities at that time. Our compliance with environmental laws and regulations entails uncertain costs.

In late June 2026, the Guangdong Bureau of the National Mine and Safety Administration suspended underground operations at the GC Mine after an inspection found that underground development had deviated from the mine's approved design, which dated from 2014 and had not been updated to reflect changes in geology and the advancement of development. The GC Mine's safety production permit subsequently expired at the end of August 2026 and was not renewed. Before production may resume, the authorities require an updated mine design and safety facilities design, receipt of regulatory approval, construction of the required safety facilities and receipt of a new safety production permit. The timing and outcome of this process may depend on the discretion of the authorities and on new safety standards expected to take effect in March 2027, and the process may require significant capital expenditure. There can be no assurance that the GC Mine will resume production when expected.

There can be no assurance that we have been or will be at all times in complete compliance with current and future environmental, health and safety laws, or that the status of our permits will not materially adversely affect our business, results of operations or financial condition. Failure to comply with the relevant jurisdictions' environmental laws and safety production regulations could materially and adversely affect our business and results of operations.

(w)	Our operations involve significant risks and hazards inherent to the mining industry

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of pandemics, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

(x)	Our operations and financial results could be adversely affected by climate change

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and costs in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

Management’s Discussion and Analysis	Page 38

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Extended rainfall associated with the 2026 Super El Niño has delayed construction of the El Domo project. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

(y)	We may be subject to regulatory investigations, claims and legal proceeding that could materially and adversely impact our business, financial condition, or results of operations

Due to the nature of our business, we may be subject to numerous regulatory investigations, claims, lawsuits, and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurance that these matters will not have a material adverse effect on our business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded, or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on our reputation and may impact our ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the Directors, officers and employees of ours and as a result, the diversion of such resources could materially affect our ability to conduct our operations in the normal course of business. Significant fees and expenses may be incurred by us in connection with the investigation and defense of litigation and regulatory proceedings. We may also be obligated to indemnify certain directors, officers, employees, and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on our future operating results. We may be able to recover certain costs and expenses incurred in connection with such matters from our insurer. However, there can be no assurance regarding when or if the insurer will reimburse us for such costs and expenses.

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. The Company carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings and may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

There was litigation brought by a group of plaintiffs against a government agency of Ecuador concerning the environmental consultation process of the Company's El Domo project and sought to void its environmental license. On July 24, 2024, the local court in Las Naves Canton, Bolívar Province, Ecuador rejected the litigation and ruled the Ministry of Environment, Water, and Ecological Transition of Ecuador ("MAATE") correctly discharged its environmental consultation obligation prior to issuing an environmental license for the project. The plaintiffs appealed to the provincial court, and the appeal was heard on October 17, 2024, and was dismissed by the provincial court on November 12, 2024, affirming the lower court decision that MAATE correctly discharged its environmental consultation obligations prior to issuing an environmental license of the El Domo Project. The plaintiff’s subsequently filed an Extraordinary Protection Action (EPA) before the Constitutional Court of Ecuador. On February 26, 2025, the Constitutional Court issued a decision declining to admit the EPA. On March 3, 2025, the plaintiffs filed a motion for clarification. A clarification motion may proceed where disputed issues have not been fully resolved. On July 24, 2025, the Constitutional Court unanimously rejected the clarification motion.

Management’s Discussion and Analysis	Page 39

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

On August 15, 2025, a constitutional protection action was filed challenging the validity of the environmental license and related mining rights for the El Domo project. Although the case was initially dismissed by a Quito judge for lack of jurisdiction, on August 19, 2025, the plaintiffs appealed the decision. On April 29, 2026, the Provincial Court of Pichincha accepted the appeal and remanded the case back to the lower court for a formal hearing. Trial hearings began on June 9, 2026, and on October 28, 2026 the judge ruled that the plaintiffs' demands for protective actions was denied.

While the Company considers the risk of further action to be low, there can be no assurance that any subsequent proceedings would not adversely affect the El Domo Project schedule.

(z)	We face risks associated with our acquisitions of Adventus and Chaarat ZAAV, and if we fail to successfully integrate our recently acquired business or any future targets into our own operations, our post-acquisition performance and business prospects may be adversely affected.

Currently, we are in the process of integrating Adventus and Chaarat ZAAV into our existing enterprise structure. There can be no assurance that the acquisitions will bring benefits to us to the extent anticipated. We may not be able to successfully fulfill the contemplated purposes of these acquisition. These opportunities are inherently uncertain, and are subject to significant business, economic and competitive uncertainties, and contingencies, many of which are difficult to predict and are beyond our control. If implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the acquisitions. Our failure to meet the challenges involved in realizing the anticipated benefits of the acquisitions could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. The acquisitions and integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses and diversion of management’s attention, and we may record impairment charges or write-offs in connection therewith if the anticipated benefits of the acquisition fail to realize.

(aa)	We face risks associated with political and economic instability in Jurisdictions where the Company has and will make Significant Investments.

The Company is subject to certain risks and possible political and economic instability, arising from change of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, legal proceedings and referendums seeking to suspend mining activities, unsupportive local and regional governments, risk of corruption, military repression, war, civil disturbances, criminal and terrorist acts, hostage taking, changes in laws, expropriation, nationalization, renegotiation or nullification of existing concessions, agreements, licenses or permits and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company specifically and could result in the impairment or loss of mineral concessions or other mineral rights.

Exploration, development or operations may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploration, development and production, price controls, export controls, income taxes, royalties, labour and immigration, energy supply, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any laws, regulations or policies are beyond the control of the Company and may adversely affect its business. The Company faces the risk that governments or courts may adopt substantially different policies or interpretation of laws, which might extend to the expropriation of assets or increased government participation in the mining sector. In addition, changes in resource development or investment policies, increases in taxation rates or changes to tax regulations, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes may adversely affect the Company’s business.

Ecuador has experienced periods of political instability. In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National 20 Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action (ADN) party, was elected to assume the presidency in November 2023 for a period of 18 months, being the balance of Former President Lasso’s term. Noboa won re-election in April 2025, and was inaugurated for a full four-year term on May 24, 2025. In September and October 2025, the elimination of the diesel subsidy led to a national strike called by the Confederation of Indigenous Nationalities of Ecuador (CONAIE), road blockades, and the declaration of states of emergency in several provinces. On November 16, 2025, voters rejected all four questions in a referendum and popular consultation proposed by the government, including a proposal to convene a constituent assembly to draft a new constitution. The instability present in Ecuador, and overall risks associated with foreign operations, may impact the Company’s operations and financial results. In addition, this instability could impact the Company’s ability to obtain financing in the future or to obtain such financing on terms favourable to the Company. This may, in turn, impact the Company’s ability to execute on further acquisitions, developments or exploration if financing is required.

Management’s Discussion and Analysis	Page 40

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The Company’s relationships with communities near where it operates and other stakeholders are critical to ensure the future success of El Domo and the exploration and development of the Company’s other concessions. The Company’s mineral concessions, including El Domo, are located near groups that have been opposed to mining activities from time to time in the past, which may affect the operations at El Domo, and the Company’s exploration and development activities on its other concessions in the short and long term.

In addition, the legislative uncertainty regarding the consultation process for environmental licenses may pose a risk for future permitting of exploration activity near protected forests and the need to carry out consultation activities prior to the start of any activities. These factors may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

The Company prioritizes sourcing goods and services locally, where possible. The Company’s local procurement activities and employment, however, may not meet the expectations of local communities, which may negatively impact on community relations. Furthermore, local communities may be influenced by external entities, groups or organizations opposed to mining activities. In recent years, anti-mining nongovernmental organization (NGO) and Indigenous group activities in Ecuador have increased. These communities, NGOs and Indigenous groups have taken such actions as civil unrest, road closures, work stoppages and legal challenges. Such actions may have a material adverse effect on our development operations at El Domo, on our Condor exploration activities, and on our financial position, cash flow and results of operations. While the Company is committed to operating in a socially responsible manner, there can be no assurance that the Company’s efforts in this respect will mitigate this potential risk.

Our mining and exploration interests in Ecuador are also subject to changes in regulations (or the application of regulations) or shifts in political attitudes in Ecuador, which are beyond the control of the Company and may adversely affect our business. Future development and operations may be affected in varying degrees by factors such as government regulations (or changes to such regulations or the application of regulations) with respect to the restrictions on production, export controls, taxes, expropriation of property, restrictions on repatriation of profits, environmental legislation, land use, water use, labour, operating activities, land claims of local people and mine safety. The impact of these factors cannot be accurately predicted.

Tax regimes in Ecuador may be subject to differing interpretations and are subject to change without notice. Increasingly, the fiscal condition of the country is driving the Government to focus on tax reforms. The Company’s interpretation of tax law as applied to its transactions and activities may differ with that of the tax authorities, including the introduction of new or modified taxes, and may be disputed. As a result, the taxation applicable to transactions and operations may be challenged or revised by the tax authorities, which could result in significant additional taxes, penalties and/or interest and may impact on the Company’s cash flow forecasts, operating costs and AISC.

There is a risk that restrictions on the repatriation of earnings from Ecuador to foreign entities will be imposed in the future and Silvercorp has no control over withholding tax rates. In addition, there is a risk that laws and regulations in Ecuador may result in a capital gains tax on profits derived from the sale of shares, ownership interests and other rights, such as exploration rights, of companies with permanent establishments in the country. It is unknown at this time what, if any, liability the Company or its subsidiaries may be subject to as a result of the application of this law. There is a risk that the Company’s access to financing may be affected as a result of indirect taxation.

The Company’s operating subsidiary will pay VAT on goods and services required for its projects in Ecuador, and is eligible to receive a credit against future VAT payable. There is a risk that the tax authority in Ecuador may deny the Company’s such VAT claims or unduly delay the processing of VAT refunds, which could have a negative effect on Silvercorp's financial position or cash flow.

Management’s Discussion and Analysis	Page 41

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(bb)	Our investment in New Pacific Metals Corp. is subject to a number of risks and may prove unprofitable.

The Company is a strategic investor in New Pacific, a Canadian public company listed on the TSX under the symbol “NUAG” and NYSE American under the symbol “NEWP”. As at September 30, 2026, the Company owned 51,426,988 shares of New Pacific, representing a 27.70% ownership interest. New Pacific is a mining company engaged in exploring and developing mineral properties in Bolivia. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. New Pacific has no revenue from operations and no ongoing mining operations of any kind.

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade, and from the inability to obtain government approval for mining permits, environment licenses and to reach agreement with communities for development. The marketability of natural resources which may be acquired or discovered by New Pacific will be affected by numerous factors beyond the control of New Pacific. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the possible loss of principal.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical, and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate, or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even if it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body, which can be legally and economically exploited.

In addition to the high degree of risk associated with investing in junior exploration mining companies, the Company’s investment in New Pacific entails an additional risk by virtue of the fact that its projects are located in Bolivia. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment. New Pacific’s exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.

Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect New Pacific’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of New Pacific. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations.

Mining companies are increasingly required to operate in a sustainable manner and to provide benefits to affected communities and there are risks associated with New Pacific failing to acquire and subsequently maintain a “social licence” to operate on its mineral properties. “Social licence” does not refer to a specific permit or licence, but rather is a broad term and generic used to describe community acceptance of a company’s plans and activities related to exploration, development or operations on its mineral projects. New Pacific will place a high priority on, and dedicates considerable efforts and resources toward, its community relationships and responsibilities. Despite its best efforts, there are factors that may affect New Pacific’s efforts to establish and maintain social licence at any of its projects, including national or local changes in sentiment toward mining, evolving social concerns, changing economic conditions and challenges, and the influence of third-party opposition toward mining on local support. There can be no guarantee that a social licence can be earned by New Pacific or if established, that a social licence can be maintained in the long term, and without strong community support the ability to secure necessary permits, obtain project financing, and/or move a project into development or operation may be compromised. Delays in projects attributable to a lack of community support or other community related disruptions or delays can translate directly into a decrease in the value of a project or into an inability to bring New Pacific’s projects to, or maintain, production. The costs of measures and other issues relating to the sustainable development of mining operations may result in additional operating costs, higher capital expenditures, reputational damage, active community opposition (possibly resulting in delays, disruptions and stoppages), legal suits, regulatory intervention and investor withdrawal.

Management’s Discussion and Analysis	Page 42

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. New Pacific’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. There is no assurance that New Pacific will be successful in obtaining ratification of the mining production contract (“MPC”) it signed with Corporación Minera de Bolivia (COMIBOL) in a timely manner or at all, or that they will be obtained on reasonable terms. New Pacific cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and New Pacific’s business.

Exploration and development of, and production from, any deposits at New Pacific’s mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of New Pacific’s mineral projects and have a material adverse impact on New Pacific.

(cc)	Our information technology system may be vulnerable to disruption, which could place our systems at risk for data loss, operational failure, or compromise of confidential information

We are subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide adequate protection, especially because cyberattack techniques used change frequently or are not recognized until successful. We have not experienced any material cybersecurity incident in the past, but there can be no assurance that we would not experience in the future. If our systems are compromised, do not operate properly or are disabled, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

(dd)	If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports

Management of the Company is responsible for establishing and maintaining an adequate system of internal control over financial reporting, and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

·	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

·	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

·	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

·	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. In addition, as some of the risk management and internal control policies and procedures are relatively new, the Company may need to establish and implement additional policies and procedures to further improve the Company’s systems from time to time. Since the Company’s risk management and internal controls depend on implementation by Company employees, there is a risk that such implementation will involve human errors or mistakes. If the Company fails to implement its policies and procedures in a timely manner or fails to identify risks that affect the Company’s business, the Company’s business, results of operations and financial condition could be materially and adversely affected.

Management’s Discussion and Analysis	Page 43

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The failure to achieve and maintain the adequacy of our internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause us to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

(ee)	Any failure by us to maintain effective disclosure controls could have an adverse effect on our business, financial position, and results of operations

We are subject to the periodic reporting requirements of the Exchange Act and under Canadian securities laws and we are required to maintain disclosure controls and procedures that are designed to reasonably assure that information required to be disclosed by us in reports we file or submit under the Exchange Act and under Canadian Securities Laws is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the SEC and the Canadian Securities Administrators and that such information is accumulated and communicated to management to allow timely decisions regarding required disclosure.

Any failure or alleged failure by us to maintain effective disclosure controls could have an adverse effect on investor confidence or on our business, financial position and results of operations. Further, our efforts to maintain effective disclosure controls may result in increased general and administrative expenses and may divert management’s time and attention from our business.

(ff)	We are dependent on management and key personnel

Key members of our management team and non-executive directors have extensive experience in the mineral resources industry. Our success depends to a significant extent upon our ability to retain, attract and train key management personnel, in Canada, China, Ecuador and other jurisdictions where the Company conduct business operations.

We depend on the services of several key personnel, including the Chief Executive Officer, President, Chief Financial Officer, and the operational management team. The loss of any one of whom could have an adverse effect on our operations. Our ability to manage growth effectively will require us to continue to implement and improve management systems and to recruit and train new employees. We cannot be assured that we will be successful in attracting and retaining skilled and experienced personnel.

(gg)	Our directors and officers may have conflicts of interest as a result of their relationship with other mining companies that are not affiliated with us

Conflicts of interest may arise as a result of our directors and officers also holding positions as directors and/or officers of other companies. Some of those persons who are our directors and officers have and will continue to be engaged in the identification and evaluation of assets and business opportunities and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with us. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

(hh)	Changes in economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations

As at date of this report, all the Company's material mining operations are in China, Ecuador and Kyrgyzstan. Accordingly, our business, results of operations and financial conditions are, to a material extent, subject to economic, political, social conditions and legal and regulatory development in these countries. The market conditions and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, levels of employment, inflation or deflation, household income, interest rates, taxation and currency exchange rates.

Management’s Discussion and Analysis	Page 44

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

It may be difficult for us to predict all the risks and uncertainties that we may face from the current and future economic, political, social, legal and regulatory development in China, Ecuador and Kyrgyzstan. Any severe or prolonged negative impacts on the economic, political or social conditions in China, Ecuador and Kyrgyzstan may affect our business, results of operations, financial conditions and business prospects.

(ii)	We are subject to laws and regulations in other jurisdictions, breaching of which could have a material and adverse impact on our business, results of operations, financial conditions and business prospects

The Company is incorporated in Canada with corporate office in Vancouver, Canada. We are subject to foreign laws and regulations, particularly, in areas of mining, import and export controls, data protection and privacy which may have significant impacts on our operations. Such laws and regulations may require us to obtain licenses, permits and consents from various governmental authorities and Indigenous groups. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by us. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

Our income and mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of China, Canada, the United States, Bolivia, Ecuador, Kyrgyzstan, Mexico and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in those jurisdictions and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that we will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations in those jurisdictions.

Compliance with foreign laws and regulations may be onerous and costly. Such laws and regulations are evolving, and they may not be consistent from jurisdiction to jurisdiction, which may further increase our compliance costs. We have implemented appropriate internal control policies and measures to ensure our operations in foreign jurisdictions are in full compliance. However, we cannot guarantee that our efforts in complying with such laws and regulations are sufficient and effective and are updated in a timely manner. In addition, we may further expand our operations into other foreign jurisdictions, which will expose us to further legal risks and incur additional compliance costs to us. If we are found to be in breach of laws and regulations in foreign jurisdictions, we may be subject to penalties, fines and sanctions by relevant regulatory authorities, which in turn may have a material and adverse impact on our business, results of operations, financial conditions and business prospects. As at date of this report, all the Company's material mining operations are in China. Accordingly, our business, results of operations and financial conditions are, to a material extent, subject to economic, political, social conditions and legal and regulatory development in China. The market conditions and levels of consumer spending in China are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, levels of employment, inflation or deflation, household income, interest rates, taxation and currency exchange rates.

It may be difficult for us to predict all the risks and uncertainties that we may face from the current and future economic, political, social, legal and regulatory development in China, Canada, the United States, Bolivia, Ecuador, Kyrgyzstan and Mexico. Any severe or prolonged negative impacts on the economic, political or social conditions in these countries may affect our business, results of operations, financial conditions and business prospects.

(jj)	The M&A Rules and certain other regulations establish complex procedures for certain acquisition of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth opportunities through acquisition in China

On August 8, 2006, six Chinese regulatory authorities, including the Ministry of Commerce ("MOFCOM") and other government authorities jointly issued the Rules on Mergers and Acquisitions of Domestic Enterprise by Foreign Investors which was effective on September 8, 2006 and amended on June 22, 2009 (the “M&A Rules”). The M&A Rules and other regulations and rules concerning mergers and acquisitions established procedures and requirements that could make merger and acquisition activities by foreign investors time consuming and complex. For example, the M&A Rules requires MOFCOM be notified in advance of any change-of control transaction in which a foreign investor takes control of a Chinese domestic enterprise, if (i) any important industry is concerned; (ii) such transaction involves factors that have or may have impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or China time-honored brand. Moreover, the Anti-Monopoly Law of China promulgated by the Standing Committee of the National People's Congress ("SCNPC") which became effective in 2008 and recently amended in 2022 requires that transactions which are deemed concentrations and involve parties with specified share of the market must be cleared by the State Administration for Market Supervision ("SAMR") before they can be completed. In addition, the Notice of the General Office of the State Council on the Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, effective in March 2011, and Measures for the Security Review of Foreign Investment, effective in January 2021, require acquisitions by foreign investors of Chinese companies engaged in certain industries that are crucial to national security be subject to security review before the consummation of such acquisition.

Management’s Discussion and Analysis	Page 45

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts, may delay or inhibit our ability to complete such transactions. The MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

(kk)	The permit, filing or other requirements of relevant government authorities in relation to our future equity or convertible financings or share listing application to exchanges other than TSX and NYSE American may be required under the laws of China

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the administration over illegal listing, and the supervision over overseas listing by domestic companies. Stringent measures aimed at establishing a robust regulatory system are expected to be taken to deal with the risks associated with overseas listed companies based in or having significant operations in China, and to tackle any related cybersecurity and data security, cross-border data transmission, and confidential information management, among other matters.

Further, on February 17, 2023, the China Securities Regulatory Commission ("CSRC") released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five ancillary interpretive guidelines (collectively, the “Overseas Listing Trial Measures”), which apply to overseas offerings and listing by domestic companies of equity shares, depository receipts, corporate bonds convertible to equity shares, and other equity securities, and came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, overseas offering and listing by domestic companies shall be made in strict compliance with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity and data security and duly fulfill their obligations to protect national security, and the domestic companies may be required to rectify, make certain commitment, divest business or assets, or take any other measures as per the competent authorities’ requirements, so as to eliminate or avert any impact of national security resulting from such overseas offering and listing. No overseas offering and listing shall be made under any of the following circumstances: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law, among other scenarios. The Overseas Listing Trial Measures provide that if an issuer meets both of the following conditions, the overseas securities offering and listing conducted by such issuer will be determined as an indirect overseas offering and listing subject to the filing procedure set forth under the Overseas Listing Trial Measures: (i) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements over the same period for the most recent accounting year is accounted for by domestic companies; and (ii) the main parts of the issuer’s business activities are conducted in China, or its main places of business are located in China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in China. For an initial public offering and listing in an overseas market, the issuer shall designate a major domestic operating entity to file with the CSRC within three working days after the relevant application is submitted overseas.

Management’s Discussion and Analysis	Page 46

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Pursuant to these regulations, our future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges, and ongoing private transactions, may be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Overseas Listing Trial Measures, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other Chinese regulatory authorities, which could include fines and penalties on our operations in China, and other forms of sanctions that may materially and adversely affect our business, financial conditions, and results of operations.

(ll)	The Chinese government's policy on foreign currency conversion may adversely affect our business, the results of operations, and our ability to receive dividends out of China

Conversion and remittance of foreign currencies are subject to the foreign exchange regulations in China. It cannot be guaranteed that under a certain exchange rate, we shall have sufficient foreign exchange to meet our foreign exchange needs. Under the current foreign exchange control system in China, foreign exchange transactions under the current account conducted by us, including the payment of dividends, do not require advance approval from the State Administration of Foreign Exchange ("SAFE"), but we are required to present relevant documentary evidence of such transactions and conduct such transactions at designated foreign exchange banks within China that have the licenses to carry out foreign exchange business. Foreign exchange transactions under the capital account, however, normally need to be approved by or registered with the SAFE or its local branch or its designated banks unless otherwise permitted by law. Any restriction on or insufficiency of foreign exchange may restrict our ability to obtain sufficient foreign exchange for dividend payments to shareholders or satisfy any other foreign exchange obligation. If we fail to convert RMB into any foreign exchange for any of the above purposes, any offshore capital expenditure we may have in the future and even our business may be materially and adversely affected.

(mm)	Development in the labour market, increase in labor costs or any possible labour unrest may adversely affect our business and results of operations

Competition for skilled labor is intense in the industry, and the labor market is always developing. The development of the labor market may consequently incur an increase in labor costs. Such development of market and possible increases in labor costs could result in a material may adversely affect our business, financial condition and results of operations.

No assurance can be given that there is no potential for unrest amongst employees, local communities and/or labor unions. Such unrest could result in a material work slowdown, stoppage or strike and/or negative publicity in respect of us, which may adversely affect our business, financial condition and results of operations

(nn)	The enforcement of the labour contract laws, social insurance law, and other labour related regulations in China, Ecuador and Kyrgyzstan and any failure of our contribution to social insurance and housing provident fund may materially affect our business, financial condition, and results of operations

Pursuant to the Labor Contract Law of China, Ecuador and Kyrgyzstan, employers are subject to strict requirements in terms of signing labor contracts, minimum wages, paying remuneration, overtime working hours limitations, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate the employment of some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could affect our business and results of operations.

(oo)	The reduced corporate income tax rate currently enjoyed by our Chinese subsidiaries may be changed or discontinued, which may increase our income tax expenses and materially reduce our net income

The standard income tax rate of our subsidiaries in China is 25%. In order to encourage enterprises to invest more funds into research and development, the Chinese government introduced a program to give high and new technology enterprises (“HNTEs”) a tax break to 15% based on a series of criteria on a three year term base that is renewable. For mining companies, investments such as innovation on exploration drilling, advanced mining methods and technology, recovery rate improvement, etc., are classified as research and development investments. Our subsidiaries in China, Henan Found (Ying Mining District) and Guangdong Found (GC Mine), have been classified as HNTEs now in their second third-year terms to enjoy a 15% income tax rate. Failure to renew as a HNTE based on applicable criteria may result in Henan Found and Guangdong Found returning to the standard 25% income tax rate.

(pp)	Uncertainty regarding the proposed Hong Kong listing

The Company has filed a listing application with the Hong Kong Stock Exchange for a proposed triple primary listing and global offering of its common shares. However, there can be no assurance that the listing application will be approved, that all regulatory and market conditions will be satisfied, or that the listing and global offering will be completed as planned, or at all.

Management’s Discussion and Analysis	Page 47

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The listing is subject to various uncertainties, including market conditions, regulatory discretion, and customary closing conditions. The Hong Kong Stock Exchange has broad authority in its review process and may impose requirements that the Company cannot satisfy. Any delay in or failure to complete the listing could affect the trading price of the Company's existing shares on the TSX and NYSE American. The Company may also incur substantial costs and management resources in connection with the listing process regardless of its outcome. Accordingly, no assurance can be given as to the timing or successful completion of the proposed listing.

11.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

12.	Transactions with Related Parties

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the unaudited condensed consolidated interim financial statements are as follows:

(a)  Due from related parties

As at	September 30, 2026	March 31, 2026
NUAG (i)	$247	$166
AURO (ii)	1,428	1,388
	$1,675	$1,554

i.	The Company recovers costs for services rendered to NUAG and expenses incurred on behalf of NUAG pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2026, services rendered to and expenses incurred on behalf of NUAG amounted to $0.22 million and $0.43 million (three and six months ended September 30, 2025 - $0.21 million and $0.35 million). The costs recoverable from NUAG were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

ii.	The Company recovers costs for services rendered to AURO and expenses incurred on behalf of AURO pursuant to a services and administrative costs reallocation agreement. During the three and six months ended September 30, 2026, services rendered to and expenses incurred on behalf of AURO amounted to $0.04 and $0.12 million (three and six months ended September 30, 2025 - $0.03 and $0.09 million). The costs recoverable from AURO were recorded as a direct reduction of general and administrative expenses on the condensed consolidated interim statements of income.

In January 2024, the Company and AURO entered into an interest-free unsecured credit facility agreement with no conversion features (the “Facility”) to allow AURO to advance up to $1.0 million from the Company. Upon signing the Facility, the Company advanced $0.5 million to AURO and received 350,000 common shares of AURO as the Bonus Shares for granting the Facility. In April 2024, the Company provided the remaining $0.5 million to AURO. In January 2025, the Facility has been extended for another year with a new maturity date of January 31, 2026. In January 2026, the Facility was further extended with new maturity date of January 31, 2027.

(b)  Due to related party

As at	September 30, 2026	March 31, 2026
First Geological Brigade Co., Ltd	$290	$222

Henan First Geological Brigade Co., Ltd ("Henan First Geological Brigade") is one of the shareholders of Henan Found, which provides construction engineering services to the Company. During the three and six months ended September 30, 2026, the services rendered to the Company amounted to $0.2 million and $0.4 million (three and six months ended September 30, 2025 - $0.1 million and $0.3 million), which were recorded as production costs on the condensed consolidated interim statements of income.

Management’s Discussion and Analysis	Page 48

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(c)  Other

On February 24, 2026, the Company and its wholly-owned subsidiary, Adventus Mining Corporation entered into a share purchase agreement with AURO to sell the Company’s wholly-owned subsidiary, Santa Barbara Metals Inc., formerly known as Adventus Holdings Limited, which holds the Santa Barbara Gold-Copper Project located in southeastern Ecuador. The transaction closed on May 13, 2026. Under the terms of the agreement, the consideration consists of:

–	15,000,000 common shares of AURO (received);

–	$1,500,000 in cash at closing (received);

–	$2,500,000 in cash on the first anniversary of closing date;

–	$4,000,000 in cash on the second anniversary of closing date; and

–	$5,500,000 in cash on the third anniversary of closing date.

In addition, the Company will receive a 1.5% net smelter return (NSR) royalty on the Project.

The sale resulted in a gain of $6.1 million, which is calculated as follows:

Fair value
15,000,000 common shares of AURO at closing	$12,041
$1,500,000 in cash at closing	1,500
First anniversary payment	2,222
Second anniversary payment	3,160
Third anniversary payment	3,863
Fair value of considerations as of May 13, 2026	$22,786
Net assets of Santa Barbara Metals Inc.	(14,355)
Gain from sale of Santa Barbara Metals Inc.	$8,431
Unrealized gain on disposal of subsidiary to the associate	(2,310)
Realized gain from sale of Santa Barbara Metals Inc.	$6,121

The realized gain from sale of Santa Barbara Metals Inc. is recorded under gain on disposal of subsidiaries in the condensed consolidated interim statements of income. The deferred consideration is recorded at fair value on the condensed consolidated interim statements of financial position. As of September 30, 2026, the current portion has a fair value of $2.3 million and is included within trade and other receivables, while the non-current portion, valued at $7.3 million, is classified as long-term receivables.

Management’s Discussion and Analysis	Page 49

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

13.	Alternative Performance (Non-GAAP) Measures

The Company uses the following alternative performance measures to manage and evaluate operating performance of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance but are alternative performance (non-GAAP) measures that do not have standardized meaning prescribed by IFRS Accounting Standards and therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. To facilitate a better understanding of these measures, the tables in this section provide the reconciliation of these measures to the financial statements for the three months ended September 30, 2026 and 2025:

(a)	Adjusted Earnings and Adjusted Earnings per Share

Adjusted earnings and adjusted earnings per share are non-GAAP measures and supplement information to the Company’s consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS Accounting Standards, the Company and certain investors and analysts use this information to evaluate the Company’s underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS Accounting Standards, but rather should be evaluated in conjunction with such IFRS Accounting Standards measure.

The Company defines the adjusted earnings as net income adjusted to exclude certain non-cash items, and items that in the Company’s judgment are subject to volatility as a result of factors which are unrelated to the Company’s operation in the period, and/or relate to items that will settle in future period, including impairment adjustments and reversal, foreign exchange gain or loss, dilution gain or loss, share-based compensation, share of gain or loss of associates, gain or loss on fair valuation of derivative liabilities, gain or loss on investments, and expenses are unrelated to the normal operations of the Company and are not expected to continue. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to adjusted earnings and adjusted earnings per share.

Management’s Discussion and Analysis	Page 50

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Three Months Ended September 30,		Six months ended September 30,
	2026	2025	2026	2025
Net income (loss) as reported for the period	$11,504	$(4,725)	$85,466	$19,623
Adjustments, net of tax
Share-based compensation included in general and administrative	2,375	1,248	4,135	2,442
Non-recurring and non-routine items*	6,783	—	9,823	—
One time expenses included in government fee and other taxes	3	—	601	—
Foreign exchange (gain) loss	(995)	463	280	(173)
Share of loss (gain) in associates	517	(557)	929	(248)
Gain on disposal of subsidiaries	—	—	(6,190)	—
Dilution loss on investment in associate	924	—	3,968	—
Loss on fair valuation of derivative liabilities	—	53,228	—	57,990
Finance costs related to long-term deposit	927	—	1,051	—
Finance costs related to convertible notes#	1,406	1,322	2,829	3,036
Gain on investments	(10)	(21,637)	(11,139)	(26,058)
Adjusted earnings for the period	$23,434	$29,342	$91,753	$56,612
Non-controlling interest as reported	6,189	6,791	20,776	13,013
Adjustments to non-controlling interest	(1,109)	—	(1,303)
Adjusted non-controlling interest	$5,080	$6,791	$19,473	$13,013
Adjusted earnings attributable to equity holders	$18,354	$22,551	$72,280	$43,599
Adjusted earnings per share attributable to the equity shareholders of the Company
Basic adjusted earnings per share	$0.08	$0.10	$0.33	$0.20
Diluted adjusted earnings per share	$0.07	$0.10	$0.28	$0.20
Basic weighted average shares outstanding	221,210,023	218,585,686	221,174,549	218,290,025
Diluted weighted average shares outstanding	256,933,484	222,044,067	256,915,908	221,625,684

*Non-recurring and non-routine items refer to the expenses recorded in "Property evaluation and business development" to explore M&A opportunities and to list the Company's common shares on Hong Kong stock exchange.

#Adjustments to finance costs related to convertible notes refer to the difference between the interest accrued based on the effective interest rate of 12.58% and the coupon rate of 4.75%.

(b)	EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure calculated as net income adjusted to exclude interest expense, income tax expense and depreciation and amortization expense. Interest income is not excluded from EBITDA. The following table provides a detailed reconciliation of net income as reported in the Company’s consolidated financial statements to EBITDA and EBITDA per share.

Management’s Discussion and Analysis	Page 51

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Three Months Ended September 30,		Six months ended September 30,
	2026	2025	2026	2025
Net income (loss) as reported for the period	$11,504	$(4,725)	$85,466	$19,623
Adjustments:
Finance costs related to long-term deposit	927	—	1,051	—
Interest expenses and finance costs related to convertible notes	2,743	2,965	5,485	6,160
Income taxes	12,983	8,606	26,104	15,042
Depreciation and amortization	6,199	8,783	15,839	18,233
EBITDA	$34,356	$15,629	$133,945	$59,058
Non-controlling interest as reported	6,189	6,791	20,776	13,013
Adjustments to non-controlling interest	59	3,271	588	6,708
Adjusted non-controlling interest	$6,248	$10,062	$21,364	$19,721
EBITDA attributable to equity shareholders of the Company	$28,107	$5,567	$112,580	$39,337
EBITDA per share attributable to the equity shareholders of the Company
Basic EBITDA per share	$0.13	$0.03	$0.51	$0.18
Diluted EBITDA earnings per share	$0.11	$0.03	$0.44	$0.18
Basic weighted average shares outstanding	221,210,023	218,585,686	221,174,549	218,290,025
Diluted weighted average shares outstanding	256,933,484	222,044,067	256,915,908	221,625,684

Adjusted EBITDA is a non-GAAP financial measure calculated as adjusted earnings adjusted to exclude interest expense, income tax expense and depreciation and amortization expense. Interest income is not excluded from EBITDA. The following table provides a detailed reconciliation of adjusted earnings to adjusted EBITDA and adjusted EBITDA per share.

	Three Months Ended September 30,		Six months ended September 30,
	2026	2025	2026	2025
Adjusted earnings as presented for the period	$23,434	$29,342	$91,753	$56,612
Adjustments:
Interest expenses related to convertible notes	1,337	1,643	2,656	3,124
Income taxes	12,983	8,606	26,104	15,042
Depreciation and amortization	6,199	8,783	15,839	18,233
Adjusted EBITDA	$43,953	$48,374	$136,352	$93,011
Non-controlling interest as reported	6,189	6,791	20,776	13,013
Adjustments to non-controlling interest	59	3,271	588	6,708
Adjusted non-controlling interest	$6,248	$10,062	$21,364	$19,721
Adjusted EBITDA attributable to equity holders of the Company	$37,705	$38,312	$114,988	$73,290
Adjusted EBITDA per share attributable to the equity shareholders of the Company
Basic adjusted EBITDA per share	$0.17	$0.18	$0.52	$0.34
Diluted adjusted EBITDA per share	$0.15	$0.17	$0.45	$0.33
Basic weighted average shares outstanding	221,210,023	218,585,686	221,174,549	218,290,025
Diluted weighted average shares outstanding	256,933,484	222,044,067	256,915,908	221,625,684

Management believes EBITDA and adjusted EBITDA are useful to investors and the Company in evaluating operating performance because they exclude the impact of financing decisions, tax structures, and non-cash accounting charges, thereby providing greater comparability of the Company’s core operational results across reporting periods and against industry peers.

(c)	Free Cash Flow

Free cash flow is an alternative performance (non-GAAP) measure calculated as cash flow from operating activities less cash payment on capital expenditures. Free cash flow does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the Company's capacity to generate sustainable value and meet financial obligations.

Management’s Discussion and Analysis	Page 52

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Three Months Ended September 30,		Six months ended September 30,
	2026	2025	2026	2025
Cash flow from operating activities	$62,684	$39,180	$124,366	$87,461
Capital expenditures	(58,029)	(27,811)	(91,107)	(53,577)
Free cash flow	$4,655	$11,370	$33,259	$33,884

(d)	Working Capital

Working capital is an alternative performance (non-GAAP) measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.

(e)	Silver Equivalent

Silver equivalent is an alternative performance (non-GAAP) measure calculated by converting the gold metal quantity to its silver equivalent using the ratio between the realized selling prices of gold and silver and adding the converted amount expressed in silver ounces to the ounces of silver.

The following table provides a reconciliation of the Company’s production in silver equivalent:

	Six months ended September 30, 2026			Six months ended September 30, 2025
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounce)	3,907	—	3,907	4,135	—	4,135
Realized selling price for gold ($/ounce)	3,938	—	3,938	2,932	—	2,932
Realized selling price for silver ($/ounce)	67.03	57.22	66.61	32.29	23.28	31.60
Silver Equivalent Production
Gold converted into silver (million ounces)	0.23	—	0.23	0.38	—	0.38
Silver production (million ounces)	2.32	0.10	2.42	3.22	0.27	3.49
Silver Equivalent (million ounces)	2.55	0.10	2.65	3.59	0.27	3.86

	Q2 Fiscal 2027			Q2 Fiscal 2026
	Ying Mining District	GC	Consolidated	Ying Mining District	GC	Consolidated
Gold production (ounce)	1,371	—	1,371	2,085	—	2,085
Realized selling price for gold ($/ounce)	3,955	—	3,955	2,986	—	2,986
Realized selling price for silver ($/ounce)	61.92	57.00	61.83	34.69	24.37	33.89
Silver Equivalent Production
Gold converted into silver (million ounces)	0.09	—	0.09	0.18	—	0.18
Silver production (million ounces)	0.90	0.01	0.91	1.53	0.13	1.66
Silver Equivalent (million ounces)	0.99	0.01	1.00	1.71	0.13	1.84

Management’s Discussion and Analysis	Page 53

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

(f)	Costs per Ounce of Silver

Cash cost and AISC per ounce of silver, net of by-product credits, are non-GAAP measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production cost of the primary metal for a specific period against the prevailing market price of such metal.

Cash cost is calculated by deducting revenue from the sales of all metals other than silver from the production cost reported on statements of income and is calculated per ounce of silver sold.

AISC is an extension of the “cash cost” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash cost, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures that already paid. Sustaining capital expenditures are the costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are growth capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable cost of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 54

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The following table provides a reconciliation of cash costs and AISC per ounce of silver, net of by-product credits. The cash cost and AISC per ounce of silver, net of by-product credits, of GC were not presented in Q2 Fiscal 2027 due to production suspension:

		Three months ended September 30, 2026
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$18,835	$378	$—	$—	$—	$19,213
By-product sales
Gold		(6,225)	—	—	—	—	(6,225)
Lead		(7,156)	(176)	—	—	—	(7,332)
Zinc		(1,632)	(285)	—	—	—	(1,917)
Other		(1,444)	(400)	—	—	—	(1,844)
Total by-product sales	B	(16,457)	(861)	—	—	—	(17,318)
Total cash cost, net of by-product credits	C=A+B	2,378	(483)	—	—	—	1,895
Add: Mineral resources tax		1,588	33	—	—	—	1,621
General and administrative		2,741	714	349	27	6,833	10,664
Amortization and one-off expenses included in general and administrative		(418)	(81)	(15)	(1)	(442)	(957)
Property evaluation and business development		—	—	—	—	1,154	1,154
Non-routine expenses included in property evaluation and business development		—	—	—	—	(835)	(835)
Government fees and other taxes		2,276	14	—	—	—	2,290
Mineral right transfer royalty included in government fee		—	—	—	—	—	—
Reclamation accretion		37	11	—	—	4	52
Lease payment		—	—	14	—	66	80
Sustaining capital expenditures		5,415	—	—	—	—	5,415
All-in sustaining cost, net of by-product credits	F	14,016	208	348	26	6,781	21,379
Add: Growth capital expenditures		19,006	1,146	22,762	378	142	43,434
All-in cost, net of by-product credits	G	33,023	1,354	23,110	404	6,923	64,814
Silver ounces sold ('000s)	H	870	16	—	—	—	886
Cash cost per ounce of silver, net of by-product credits	C/H	$2.73	N/M*	$—	$—	$—	$2.14
AISC per ounce of silver, net of by-product credits	F/H	$16.11	N/M*	$—	$—	$—	$24.13
All-in cost per ounce of silver, net of by-product credits	G/H	$37.96	N/M*	$—	$—	$—	$73.15
By-product credits per ounce of silver
Gold		(7.16)	N/M*	—	—	—	(7.03)
Lead		(8.23)	N/M*	—	—	—	(8.28)
Zinc		(1.88)	N/M*	—	—	—	(2.16)
Other		(1.66)	N/M*	—	—	—	(2.08)
Total by-product credits per ounce of silver		$(18.93)	N/M*	$—	$—	$—	$(19.55)

*Not meaningful. Mining activities at the GC Mine were suspended in Q2 Fiscal 2027.

Management’s Discussion and Analysis	Page 55

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Three months ended September 30, 2025
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$22,695	$4,545	$—	$—	$—	$27,240
By-product sales
Gold		(6,070)	—	—	—	—	(6,070)
Lead		(12,271)	(1,167)	—	—	—	(13,438)
Zinc		(1,482)	(4,092)	—	—	—	(5,574)
Other		(1,399)	(762)	—	—	—	(2,161)
Total by-product sales	B	(21,222)	(6,021)	—	—	—	(27,243)
Total cash cost, net of by-product credits	C=A+B	1,473	(1,476)	—	—	—	(3)
Add: Mineral resources tax		1,529	221	—	—	—	1,750
General and administrative		2,203	662	510	85	3,794	7,254
Amortization included in general and administrative		(163)	(78)	(18)	—	(149)	(408)
Property evaluation and business development		—	—	—	—	178	178
Government fees and other taxes		2,146	96	—	—	—	2,242
Reclamation accretion		33	7	—	—	4	44
Lease payment		—	—	17	—	46	63
Sustaining capital expenditures		10,709	1,175	—	—	69	11,952
AISC, net of by-product credits	F	17,930	607	509	85	3,942	23,072
Add: Growth capital expenditures		5,667	84	8,060	947	1,100	15,858
All-in cost, net of by-product credits	G	23,597	691	8,569	1,032	5,042	38,931
Silver ounces sold ('000s)	H	1,526	129	—	—	—	1,655
Cash cost per ounce of silver, net of by-product credits	C/H	$0.97	$(11.44)	$—	$—	$—	$(0.002)
AISC per ounce of silver, net of by-product credits	F/H	$11.75	$4.71	$—	$—	$—	$13.94
All-in cost per ounce of silver, net of by-product credits	G/H	$15.46	$5.36	$—	$—	$—	$23.52
By-product credits per ounce of silver
Gold		(3.98)	—	—	—	—	(3.67)
Lead		(8.04)	(9.05)	—	—	—	(8.12)
Zinc		(0.97)	(31.72)	—	—	—	(3.37)
Other		(0.92)	(5.91)	—	—	—	(1.31)
Total by-product credits per ounce of silver		$(13.91)	$(46.68)	$—	$—	$—	$(16.47)

Management’s Discussion and Analysis	Page 56

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Six months ended September 30, 2026
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$48,535	$5,301	$—	$—	$—	$53,836
By-product sales
Gold		(15,862)	—	—	—	—	(15,862)
Lead		(19,694)	(1,129)	—	—	—	(20,823)
Zinc		(3,550)	(3,979)	—	—	—	(7,529)
Other		(3,523)	(2,163)	—	—	—	(5,686)
Total by-product sales	B	(42,629)	(7,271)	—	—	—	(49,900)
Total cash cost, net of by-product credits	C=A+B	5,906	(1,970)	—	—	—	3,936
Add: Mineral resources tax		4,184	274	—	—	—	4,458
General and administrative		4,776	1,362	750	132	12,716	19,736
Amortization and one-off expenses included in general and administrative		(1,295)	(163)	(30)	(1)	(717)	(2,206)
Property evaluation and business development		—	—	—	—	4,017	4,017
Non-routine expenses included in property evaluation and business development		—	—	—	—	(3,176)	(3,176)
Government fees and other taxes		6,830	139	—	—	—	6,969
Mineral right transfer royalty included in government fee		(598)	—	—	—	—	(598)
Reclamation accretion		76	21	—	—	(6)	91
Lease payment		—	—	25	—	131	156
Sustaining capital expenditures		14,226	1,865	—	—	—	16,091
All-in sustaining cost, net of by-product credits	F	34,104	1,528	745	131	12,966	49,474
Add: Growth capital expenditures		27,831	2,684	31,354	1,040	392	63,301
All-in cost, net of by-product credits	G	61,936	4,212	32,099	1,171	13,358	112,776
Silver ounces sold ('000s)	H	2,311	104	—	—	—	2,415
Cash cost per ounce of silver, net of by-product credits	C/H	$2.56	$(18.94)	$—	$—	$—	$1.63
AISC per ounce of silver, net of by-product credits	F/H	$14.76	$14.69	$—	$—	$—	$20.49
All-in cost per ounce of silver, net of by-product credits	G/H	$26.80	$40.50	$—	$—	$—	$46.70
By-product credits per ounce of silver
Gold		(6.86)	—	—	—	—	(6.57)
Lead		(8.52)	(10.86)	—	—	—	(8.62)
Zinc		(1.54)	(38.26)	—	—	—	(3.12)
Other		(1.52)	(20.80)	—	—	—	(2.35)
Total by-product credits per ounce of silver		$(18.44)	$(69.92)	$—	$—	$—	$(20.66)

Management’s Discussion and Analysis	Page 57

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

		Six months ended September 30, 2025
		Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	A	$47,214	$9,368	$—	$—	$—	$56,582
By-product sales
Gold		(11,681)	—	—	—	—	(11,681)
Lead		(25,852)	(2,202)	—	—	—	(28,054)
Zinc		(3,276)	(7,291)	—	—	—	(10,567)
Other		(2,791)	(1,460)	—	—	—	(4,251)
Total by-product sales	B	(43,600)	(10,953)	—	—	—	(54,553)
Total cash cost, net of by-product credits	C=A+B	3,614	(1,585)	—	—	—	2,029
Add: Mineral resources tax		3,248	253	—	—	—	3,501
General and administrative		4,645	1,352	1,048	173	7,946	15,164
Amortization included in general and administrative		(323)	(149)	(38)	—	(335)	(845)
Property evaluation and business development		—	—	—	—	372	372
Government fees and other taxes		4,320	195	—	—	—	4,515
Reclamation accretion		65	15	—	—	9	89
Lease payment		—	—	34	—	94	128
Sustaining capital expenditures		19,467	3,249	—	—	73	22,789
All-in sustaining cost, net of by-product credits	F	35,036	3,330	1,044	173	8,159	47,742
Add: Growth capital expenditures		12,364	260	15,300	1,279	1,585	30,788
All-in cost, net of by-product credits	G	47,400	3,590	16,344	1,452	9,744	78,530
Silver ounces sold ('000s)	H	3,219	265	—	—	—	3,484
Cash cost per ounce of silver, net of by-product credits	C/H	$1.12	$(5.98)	$—	$—	$—	$0.58
All-in sustaining cost per ounce of silver, net of by-product credits	F/H	$10.88	$12.57	$—	$—	$—	$13.70
All-in cost per ounce of silver, net of by-product credits	G/H	$14.73	$13.55	$—	$—	$—	$22.54
By-product credits per ounce of silver
Gold		(3.63)	—	—	—	—	(3.35)
Lead		(8.03)	(8.31)	—	—	—	(8.05)
Zinc		(1.02)	(27.51)	—	—	—	(3.03)
Other		(0.87)	(5.51)	—	—	—	(1.22)
Total by-product credits per ounce of silver		$(13.55)	$(41.33)	$—	$—	$—	$(15.65)

(g)	Cost per Tonne of Ore Processed

The Company uses cost per tonne of ore processed to manage and evaluate operating performance at each of its mines. Cash cost per tonne of ore processed is calculated based on total production cost on a sales basis, adjusted for changes in inventory, to arrive at total production cost that relate to ore production during the period. These total production costs are then further divided into mining cost, shipping cost, and milling cost. Mining cost includes cost of material and supplies, labour cost, applicable mine overhead cost, and mining contractor cost for mining ore; shipping cost includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling cost includes cost of materials and supplies, labour cost, and applicable mill overhead cost related to ore processing. Mining cost per tonne is the mining cost divided by the tonnage of ore mined, shipping cost per tonne is the shipping cost divided by the tonnage of ore shipped from mine sites to mill sites; and milling cost per tonne is the milling costs divided by the tonnage of ore processed at the mill. Cash cost per tonne of ore processed are the total of per tonne mining cost, per tonne shipping cost, and per tonne milling cost.

AISC per tonne is the extension of the cash cost per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC per tonne is based on the Company’s cash cost, and further include general and administrative expenses, government fees and other taxes, reclamation costs accretion, lease liability payments, and sustaining capital expenditures that already paid. Mineral resources tax, which mainly levy based on revenue, is not included in the calculation of all-in sustaining production costs. The Company believes that this measure represents the total sustainable cost of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Management’s Discussion and Analysis	Page 58

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The following table provides a reconciliation of cash cost and all-in sustaining production cost per tonne of ore processed. The cash cost and AISC per tonne of ore processed of GC were not presented in Q2 Fiscal 2027 due to production suspension:

	Three months ended September 30, 2026
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	$18,835	$378	$—	$—	$—	$19,213
Adjustment for aggregate plant operations**	(311)	—	—	—	—	(311)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(953)	(91)	—	—	—	(1,044)
Add: stockpile and concentrate inventory - Ending	4,559	—	—	—	—	4,559
Net change of depreciation and amortization charged to inventory	964	50	—	—	—	1,014
Adjustment for foreign exchange movement	(1,320)	(28)	—	—	—	(1,348)
Net Change in stockpile and concentrate inventory	3,250	(69)	—	—	—	3,181
Adjusted production cost	$21,774	$309	$—	$—	$—	$22,083
Mining cost	17,303	16	—	—	—	17,319
Shipping cost	779	—	—	—	—	779
Milling Cost	3,692	293	—	—	—	3,985
Total production cost	$21,774	$309	$—	$—	$—	$22,083
Add: General and administrative	2,741	714	349	27	6,833	10,664
Amortization included in general and administrative	(418)	(81)	(15)	(1)	(442)	(957)
Property evaluation and business development	—	—	—	—	1,154	1,154
Non-routine expenses included in property evaluation and business development	—	—	—	—	(835)	(835)
Government fees and other taxes	2,276	14	—	—	—	2,290
Reclamation accretion	37	11	—	—	4	52
Lease payment	—	—	14	—	66	80
Sustaining capital expenditures	5,415	—	—	—	—	5,415
All-in sustaining production cost	$31,824	$967	$348	$26	$6,781	$39,946
Growth capital expenditures	19,006	1,146	22,762	378	142	43,434
All in production cost	$50,831	$2,113	$23,110	$404	$6,923	$83,381
Ore mined ('000s)	228.147	—	—	—	—	228.147
Ore shipped ('000s)	216.018	—	—	—	—	216.018
Ore milled ('000s)	213.320	0.477	—	—	—	213.797
Per tonne cost
Mining cost ($/tonne)	75.84	N/M*	—	—	—	75.91
Shipping cost ($/tonne)	3.61	N/M*	—	—	—	3.61
Milling cost ($/tonne)	17.31	N/M*	—	—	—	18.64
Cash cost ($/tonne)	$96.76	N/M*	$—	$—	$—	$98.16
AISC ($/tonne)	$143.87	N/M*	$—	$—	$—	$181.71
All in cost ($/tonne)	$232.97	N/M*	$—	$—	$—	$384.87

*Not meaningful. Mining activities at the GC Mine were suspended in Q2 Fiscal 2027.

** The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

Management’s Discussion and Analysis	Page 59

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the three and six months ended September 30, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Three months ended September 30, 2025
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	$22,695	$4,545	$—	$—	$—	$27,240
Adjustment for aggregate plant operations	(287)	—	—	—	—	(287)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	—	—	—	—	—	—
Add: stockpile and concentrate inventory - Ending	(1,768)	(64)	—	—	—	(1,832)
Net change of depreciation and amortization charged to inventory	(288)	(9)	—	—	—	(297)
Adjustment for foreign exchange movement	582	16	—	—	—	598
Net Change in stockpile and concentrate inventory	(1,474)	(57)	—	—	—	(1,531)
Adjusted production cost	$20,934	$4,488	$—	$—	$—	$25,422
Mining cost	16,565	3,294	—	—	—	19,859
Shipping cost	836	—	—	—	—	836
Milling Cost	3,533	1,194	—	—	—	4,727
Total production cost	$20,934	$4,488	$—	$—	$—	$25,422
Add: General and administrative	2,203	662	510	85	3,794	7,254
Amortization included in general and administrative	(163)	(78)	(18)	—	(149)	(408)
Property evaluation and business development	—	—	—	—	178	178
Government fees and other taxes	2,146	96	—	—	—	2,242
Reclamation accretion	33	7	—	—	4	44
Lease payment	—	—	17	—	46	63
Sustaining capital expenditures	10,709	1,175	—	—	69	11,952
All-in sustaining production cost	$35,862	$6,350	$509	$85	$3,942	$46,747
Growth capital expenditures	5,667	84	8,060	947	1,100	15,858
All in production cost	$41,529	$6,434	$8,569	$1,032	$5,042	$62,606
Ore mined ('000s)	248.245	77.431	—	—	—	325.676
Ore shipped ('000s)	294.992	77.431	—	—	—	372.423
Ore milled ('000s)	265.002	76.249	—	—	—	341.251
Per tonne cost
Mining cost ($/tonne)	66.73	42.54	—	—	—	60.98
Shipping cost ($/tonne)	2.83	—	—	—	—	2.24
Milling cost ($/tonne)	13.33	15.66	—	—	—	13.85
Cash cost ($/tonne)	$82.89	$58.20	$—	$—	$—	$77.07
AISC ($/tonne)	$139.22	$82.63	$—	$—	$—	$139.56
All in cost ($/tonne)	$160.61	$83.72	$—	$—	$—	$186.03

Management’s Discussion and Analysis	Page 60

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the three and six months ended September 30, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Six months ended September 30, 2026
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	$48,535	$5,301	$—	$—	$—	$53,836
Adjustment for aggregate plant operations**	(577)	—	—	—	—	(577)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(4,738)	(191)	—	—	—	(4,929)
Add: stockpile and concentrate inventory - Ending	4,559	—	—	—	—	4,559
Net change of depreciation and amortization charged to inventory	251	32	—	—	—	283
Adjustment for foreign exchange movement	654	(1)	—	—	—	653
Net Change in stockpile and concentrate inventory	726	(160)	—	—	—	566
Adjusted production cost	$48,684	$5,141	$—	$—	$—	$53,825
Mining cost	39,365	3,641	—	—	—	43,006
Shipping cost	1,978	—	—	—	—	1,978
Milling Cost	7,341	1,500	—	—	—	8,841
Total production cost	$48,684	$5,141	$—	$—	$—	$53,825
Add: General and administrative	4,776	1,362	750	132	12,716	19,736
Amortization included in general and administrative	(1,295)	(163)	(30)	(1)	(717)	(2,206)
Property evaluation and business development	—	—	—	—	4,017	4,017
Non-routine expenses included in property evaluation and business development	—	—	—	—	(3,176)	(3,176)
Government fees and other taxes	6,830	139	—	—	—	6,969
Prior Mineral right royalty should not be included in government fee	(598)	—	—	—	—	(598)
Reclamation accretion	76	21	—	—	(6)	91
Lease payment	—	—	25	—	131	156
Sustaining capital expenditures	14,226	1,865	—	—	—	16,091
All-in sustaining production cost	$72,698	$8,365	$745	$131	$12,966	$94,905
Growth capital expenditures	27,831	2,684	31,354	1,040	392	63,301
All in production cost	$100,530	$11,049	$32,099	$1,171	$13,358	$158,207
Ore mined ('000s)	532.617	65.313	—	—	—	597.930
Ore shipped ('000s)	579.668	65.313	—	—	—	644.981
Ore milled ('000s)	536.536	63.714	—	—	—	600.250
Per tonne cost
Mining cost ($/tonne)	73.91	55.75	—	—	—	71.92
Shipping cost ($/tonne)	3.41	—	—	—	—	3.07
Milling cost ($/tonne)	13.68	23.54	—	—	—	14.73
Cash cost ($/tonne)	$91.00	$79.29	$—	$—	$—	$89.72
AISC ($/tonne)	$135.76	$129.89	$—	$—	$—	$158.16
All in cost ($/tonne)	$187.63	$172.02	$—	$—	$—	$263.62

**The operation of the aggregate plant is considered an integrated part of the operations at the Ying Mining District, and its revenue is treated as credits to offset its production costs.

Management’s Discussion and Analysis	Page 61

SILVERCORP METALS INC.

Management’s Discussion and Analysis

For the three and six months ended September 30, 2026

(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

	Six months ended September 30, 2025
	Ying Mining District	GC	El Domo	Condor	Other	Consolidated
Production cost expensed as reported	$47,214	$9,368	$—	$—	$—	$56,582
Adjustment for aggregate plant operations	(563)	—	—	—	—	(563)
Changes in stockpile and concentrate inventory
Less: stockpile and concentrate inventory - Beginning	(4,168)	(186)	—	—	—	(4,354)
Add: stockpile and concentrate inventory - Ending	3,554	125	—	—	—	3,679
Net change of depreciation and amortization charged to inventory	(16)	(11)	—	—	—	(27)
Adjustment for foreign exchange movement	31	19	—	—	—	50
	(599)	(53)	—	—	—	(652)
Adjusted production cost	$46,052	$9,315	$—	$—	$—	$55,367
Mining cost	37,248	7,018			—	44,266
Shipping cost	1,850	—			—	1,850
Milling Cost	6,954	2,297			—	9,251
Total production cost	$46,052	$9,315	$—	$—	$—	$55,367
General and administrative	4,645	1,352	1,048	173	7,946	15,164
Amortization included in general and administrative	(323)	(149)	(38)	—	(335)	(845)
Property evaluation and business development	—	—	—	—	372	372
Government fees and other taxes	4,320	195	—	—	—	4,515
Reclamation accretion	65	15	—	—	9	89
Lease payment	—	—	34	—	94	128
Sustaining capital expenditures	19,467	3,249	—	—	73	22,789
All-in sustaining production cost	$74,226	$13,977	$1,044	$173	$8,159	$97,579
Growth capital expenditures	12,364	260	15,300	1,279	1,585	30,788
All in production cost	$86,590	$14,237	$16,344	$1,452	$9,744	$128,367
Ore mined ('000s)	553.108	155.338	—	—	—	708.446
Ore shipped ('000s)	614.517	155.338	—	—	—	769.855
Ore milled ('000s)	548.357	151.118	—	—	—	699.475
Per tonne cost
Mining cost ($/tonne)	67.34	45.18	—	—	—	62.48
Shipping cost ($/tonne)	3.01	—	—	—	—	2.40
Milling cost ($/tonne)	12.68	15.20	—	—	—	13.23
Cash cost ($/tonne)	$83.03	$60.38	$—	$—	$—	$78.11
All-in sustaining cost ($/tonne)	$134.41	$91.23	$—	$—	$—	$138.46
All in cost ($/tonne)	$156.96	$92.95	$—	$—	$—	$182.47

Management’s Discussion and Analysis	Page 62

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

14.	Material Accounting Policies, Judgement and Estimates

(a) Adoption of New Accounting Standards, Interpretation or Amendments

The Company has applied the below various amendments to IFRS® Accounting Standards and interpretations issued by the IASB that were effective for the accounting period beginning on or after April 1, 2026.

Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

The amendments contain guidance to derecognition of a financial liability settled through electronic transfer, as well as classification of financial assets for:

·	Contractual terms that are consistent with a basic lending arrangement;

·	Assets with non-recourse features;

·	Contractually linked instruments.

Also, additional disclosures relating to investments in equity instruments designated at fair value through other comprehensive income (“FVOCI”) and added disclosure requirements for financial instruments with contingent features. These amendments were applied effective April 1, 2026 and did not have a material impact on the Company's consolidated financial statements.

(b) Change in Accounting Policy

During the six months ended September 30, 2026, the Company entered into its first material downstream transaction with its associate, AURO, involving the sale of its wholly-owned subsidiary, Santa Barbara Metals Inc.. As this transaction rendered the policy applicable for the first time, the Company has adopted a formal accounting policy for transactions with associates, applied retrospectively in accordance with IAS 8.

Transaction with Associates

The Company accounts for downstream transactions (sales of assets from the Company to its associates) in accordance with the equity method as prescribed under IAS 28. Profits and losses arising from such sales are recognized in the Company’s financial statements only to the extent of unrelated investors’ interests in the associate.

The Company's share of unrealized gains on these transactions is eliminated against the carrying amount of its investment in the associate. Unrealized losses are similarly eliminated; however, if the transaction provides evidence of impairment of the transferred asset, the loss is recognized immediately and in full in profit or loss.

Upon the subsequent sale or consumption of the asset by the associate, the previously deferred gain or loss is released to profit or loss, thereby ensuring that realized results are recognized in alignment with the equity method under IAS 28.

(c) Critical Judgement and Estimates

The preparation of financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses on the consolidated financial statements. Estimates and underlying assumptions are reviewed at each period end. Although these estimates are based on management's best knowledge of the amount, events, or actions, actual results may differ from these estimates. Revision to accounting estimates is recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgement and accounting estimates, refer to Note 2 of the Company’s audited consolidated financial statements for the year ended March 31, 2026. There have been no subsequent material changes to these significant accounting judgments and estimates.

(d) Future Changes in Accounting Policies Not Yet Effective

At the date of the authorization of these financial statements, the Company has not applied the following new and revised IFRS Accounting Standards that have been issued but are not effective. Management does not expect that the adoption of the Standards listed below will have a material impact on the financial statements of the Company in future periods, except if indicated.

Management’s Discussion and Analysis	Page 63

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

Presentation and Disclosure in Financial Statements (IFRS 18 replaces IAS 1)

In April 2024, the IASB released IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1 Presentation of Financial Statements while carrying forward many of the requirements in IAS 1. IFRS 18 introduces new requirements to: i) present specified categories and defined subtotals in the statement of earnings, ii) provide disclosures on management-defined performance measures ("MPMs") in the notes to the financial statements, iii) improve aggregation and disaggregation. Some of the requirements in IAS 1 are moved to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 Financial Instruments: Disclosures. The IASB also made minor amendments to IAS 7 Statement of Cash Flows and IAS 33 Earnings per Share in connection with the new standard. IFRS 18 requires retrospective application with specific transition provisions.

The amendments are effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of IFRS 18 on its financial statements.

15.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR+ at www.sedarplus.ca;

(b)	may be found on EDGAR at www.sec.gov;

(c)	may be found at the Company’s website www.silvercorpmetals.com;

(d)	may be found in the Company’s Annual Information Form and Form 40-F; and

(e)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2026.

16.	Outstanding Share Data

As at the date of this MD&A, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 221,587,771 common shares with a recorded value of $430 million.

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this MD&A, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
13,260	7.49	11/25/2026
145,000	3.93	4/26/2027
9,044	3.65	11/24/2027
60,000	4.08	2/23/2028
18,270	2.67	1/26/2029
220,500	4.41	4/1/2029
207,167	5.07	4/10/2030
6,667	4.83	5/5/2030
30,000	10.85	12/8/2030
709,908

(c)	Restricted Share Units (RSUs)

Outstanding – 2,452,456 RSUs.

Management’s Discussion and Analysis	Page 64

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

17.	Disclosure Controls and Procedures

Disclosure controls and procedures (a) under Canadian law, are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), as appropriate to allow for timely decision about public disclosure, and (b) under U.S. law, are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the U.S. Securities and Exchange Commission's rules and forms, and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the Company’s management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate disclosure controls and procedures. Under the supervision and with the participation of the CEO and CFO, management has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and U.S. Exchange Act.

As of September 30, 2026, based on the evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in annual filings, interim filings, and other reports the Company filed or submitted under United States and Canadian securities legislation were recorded, processed, summarized and reported within the time periods specified in those rules.

18.	Management’s Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by and/or under the supervision of the CEO and CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS® Accounting Standards as issued by IASB. The Company’s internal control over financial reporting includes those policies and procedures that:

·	pertain to maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

·	provide reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

·	provide reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

·	provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s management, including its CEO and CFO, believes that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management evaluates the effectiveness of the Company’s internal control over financial reporting based upon the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission.

Based on the evaluation, management concluded that the Company’s internal control over financial reporting as of September 30, 2026 was effective and provides a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

Management’s Discussion and Analysis	Page 65

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

19.	Changes in Internal Control over Financial Reporting

There has been no significant change in the Company’s internal control over financial reporting during the six months ended September 30, 2026 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

20.	Directors and Officers

As at the date of this MD&A, the Company’s directors and officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman	Rui Feng, Chief Executive Officer
Paul Simpson, Independent Director	Lon Shaver, President
Yikang Liu, Independent Director	Winnie Wang, Interim Chief Financial Officer
Marina A. Katusa, Independent Director	Jonathan Hoyles, General Counsel & Corporate Secretary
Ken Robertson, Independent Director	Kevin Chen, Co-President
Helen Cai, Independent Director

Technical Information

Scientific and technical information contained in this MD&A has been reviewed and approved by Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company and a Qualified Person as such term is defined in NI 43-101.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information contained herein relate to, among other things:

·	the price of silver and other metals;

·	estimates of the Company’s revenues and capital expenditures;

·	estimated ore production and grades from the Company’s mines in the Ying Mining District and the GC Mine;

·	the suspension of mining at the GC Mine, including the timing of completion and regulatory approval of an updated mine development design and safety facilities design, the construction of required safety facilities, the receipt of a new safety production permit, the resumption of production, and the expected impact of the suspension on the Company's operations and financial performance;

·	the Company's review of strategic alternatives relating to the GC Mine;

·	the completion and effects of safety improvement works at the Ying Mining District, expected head grades, and operating rates;

·	estimated El Domo and Kuanping mine construction progress, the updated El Domo construction budget and targeted commencement of production, and the timing of completion of the external powerline and construction;

·	timing of development ore from Kuanping to be available for processing;

·	projected cash operating costs and AISC, and budgets, on a consolidated and mine-by-mine basis;

Management’s Discussion and Analysis	Page 66

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

·	statements regarding anticipated exploration, drilling, development, construction, and other activities or achievements of the Company;

·	plans, projections and estimates included in the Fiscal 2027 Guidance;

·	timing of receipt of permits, licenses, and regulatory approvals;

·	timing of the completion of the underground mining pre-feasibility study for Condor Project.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to,

·	public health crises;

·	fluctuating commodity prices;

·	increases in fuel and input costs;

·	delays by third parties;

·	fluctuating currency exchange rates;

·	severe weather, including extended rainfall;

·	increasing labour costs;

·	exploration and development programs;

·	feasibility and engineering reports;

·	permits and licenses;

·	the suspension of operations at the GC Mine and the timing of resumption of production;

·	government safety inspections and operations suspensions;

·	title to our properties;

·	operations and political conditions;

·	regulatory environment in China, Ecuador, Kyrgyzstan, Mexico and Canada, including oversight by multiple government authorities and changes in, or stricter enforcement of, safety, environmental and mine design standards;

·	environmental risks;

·	mining operations;

·	cybersecurity;

·	climate changes;

·	general economic conditions; and

·	matters referred to in this MD&A under the heading “Risks and Uncertainties” and other public filings of the Company.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those expressed or implied in the forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Management’s Discussion and Analysis	Page 67

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the three and six months ended September 30, 2026
(Expressed in thousands of U.S. dollars, except per share data and unit cost data or otherwise stated)

The Company’s forward-looking statements and information are necessarily based on a number of estimates, assumptions, beliefs, expectations and opinions of management as of the date of this MD&A that, while considered reasonable by management of the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company’s ability to carry on current and future operations, including: the duration and effects of epidemics, pandemics, or other health crises on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and costs of inputs; the absence of further suspension and regulatory action at the Ying Mining District; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals, licenses or permits; including approval of the updated mine development design and safety facilities design for the GC Mine and a new safety production permit for the GC Mine; the absence of similar regulatory action at the Company's other operations; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information. All forward-looking statements and information contained herein are qualified by the foregoing cautionary notes.

Management’s Discussion and Analysis	Page 68